Diamond Hill Investment Group, Inc.

2015 Annual Report

Notice of 2016 Annual Meeting

And Proxy Statement

DIAMOND HILL INVESTMENT GROUP, INC.

ANNUAL LETTER TO SHAREHOLDERS

March 11, 2016

Dear Fellow Shareholders:

Last spring we achieved a milestone at Diamond Hill when we celebrated our 15-year anniversary as a firm with an outstanding team of dedicated professionals and client partnerships. As the new CEO of Diamond Hill, I would like to take a moment to express my gratitude to all my past and present colleagues who have contributed to creating what I believe is an excellent investment firm. Also, thank you to our shareholders for your continued trust and support.

We have communicated much of this in the past, however, I would like to reiterate a few of the key values which guide our organization. Intrinsic value, long-term orientation, discipline and partnership are at the top of our list of fundamental principles. As a fiduciary and client-centric firm, our foremost priority is generating strong investment results over sufficiently long time periods (which we define as at least five years) in each of our investment strategies. Next, because of our long-term investment style and disciplined approach toward identifying and holding securities with a margin of safety, we seek to partner with clients that are clearly aligned with both our philosophy and time horizon. Finally, we strive to maintain alignment with our clients and to consistently and effectively communicate our judgement, decisions and outlook.

We expect to accomplish the first critically important part of our mission, generating strong investment returns, by managing relatively concentrated, high conviction portfolios constructed independent of benchmark weights using a long time horizon and detailed research. Our intrinsic value-based philosophy is shared by all of our investment professionals, allowing us to apply this investment discipline across all of our strategies. Once again, we are very pleased with the progression of our firm; however, we are also mindful of the need for continuous improvement in all areas. There is little doubt that our competitors — both active managers as well as passive alternatives — continue to evolve and provide a wide range of investment choices in the marketplace.

Investment Strategy Results for Clients

After a multi-year period of strong gains in the U.S. equity markets, 2015 proved to be much more challenging on an absolute basis while relative performance once again remained elusive for most active managers as the vast majority trailed passive benchmarks. The year was marked by underperformance down the capitalization spectrum while much of the outperformance was concentrated in a narrow group of mostly large cap, technology-oriented companies. This likely explains why passive strategies continue to gather market share as many active managers struggle to outperform passive benchmarks net of fees. In addition, the competition among active managers helps to make markets more efficient, and in doing so, helps the efficacy of passive management. Despite this competitive environment, we believe that we will add value above passive alternatives over the majority of long time periods - as we have in most of our strategies since their respective inceptions.

Financial Results: Shareholder Value

Diamond Hill Investment Group generated revenue of $124 million in 2015 compared with $105 million in 2014 and $57 million in 2010. Assets under management finished the year at $16.8 billion, up 8% from 2014 and up 95%

from 2010 as a result of the strong U.S. equity market coupled with net inflows into our strategies. Clearly these net inflows represent an increase in our still relatively small market share of the domestic market for active strategies.

Our 47% operating margin was modestly higher than last year’s margin of 45%. This was primarily a result of a slight decrease in total compensation expense as a percentage of total revenues. A significant component of compensation expense is variable incentive compensation, which can fluctuate from year to year. Incentive compensation is determined by many factors but is primarily guided by the investment results generated for our clients, individual employee contributions and overall company performance.

Over the past five years, Diamond Hill’s tangible book value per share has increased from $2.68 at the end of 2010 to $30.84 at the end of 2015. Additionally, we have paid $25 per share in dividends over the past five years ($58 per share in total since our initial dividend payment in 2008). The $25 per share in dividends plus the $28.16 increase in tangible book value per share equals a total of $53.16 per share, which represents one measure of change in shareholder value during the past five years. While tangible book value is a component of intrinsic value, the percentage of intrinsic value it represents varies considerably between companies.

This analysis is comparable to another popular measure: total shareholder return (TSR), which takes into account both cash returned to shareholders and change in stock price. For Diamond Hill, this equates to approximately 27% annualized over the past five years. While the current stock price represents the market’s estimate of a company’s intrinsic value, a premise of our investment philosophy is that price and intrinsic value often differ, sometimes substantially. Thus, we believe the relevant measure of value creation, in addition to cash returned to shareholders, is the change in Diamond Hill’s intrinsic value.

Executive Leadership

With a very long runway (Ric Dillon announced in early 2011 his desire to step down as CEO) and therefore much deliberation, we have formed and implemented an executive leadership team (ELT) and business function reporting structure. In addition to myself, the ELT consists of our Chief Operating Officer, Lisa Wesolek and our Chief Financial Officer, Tom Line. Lisa heads the distribution, marketing and operations areas, while Tom leads the administration, compliance and finance functions of the firm. I intend to spend the majority of my time focused on my portfolio manager duties but will also be involved with all aspects of our company with an emphasis on the investment side of our business. I look forward to continuing to work with Lisa and Tom as they have brought tremendous experience and expertise to Diamond Hill. I have no doubt they will be instrumental in our leadership efforts going forward. With a relatively new team in place, succession planning at the senior level is likely to take a pause. However, we are always mindful that continuing to develop the next generation of leadership is a perpetual and most critical task. Toward that end, and to assist with the management duties we are responsible for, each of the three of us has a separate leadership team in place. We are all encouraged by the commitment and skills increasingly apparent among our growing organization.

While on the topic of leadership, I would like to take this opportunity to express special thanks to Ric Dillon, Don Shackelford and our Board of Directors. As many of you know, Ric is essentially the founder of our firm and much of the success over our first 15-plus years is due to his entrepreneurial vision, energetic drive and important contributions to Diamond Hill’s foundational values. We are fortunate to have had Ric as a leader and will benefit from his continued role as chairman and portfolio manager. Also, Don Shackelford retired from our Board of Directors last year and was most recently Ric’s predecessor as chairman. Don is an enormously successful business leader from central Ohio, and we are grateful for his steady guidance, wonderful humor and many important contributions over the past decade. Lastly, our Board of Directors now consists of highly experienced professionals with extensive knowledge of our industry. They have made important contributions to our company and their collective insights will be of great help going forward.

Outlook

As always, our top priority is to meet our fiduciary duty to our clients. Retaining and attracting highly skilled professionals is an essential aspect of our goal to add value to our clients’ portfolios. We have a deep, highly skilled team in place and twelve unique equity and fixed income strategies available to clients in a variety of channels. We monitor capacity in each of these strategies and will close them when we believe they are nearing the point at which we can no longer add value for those clients. We closed two strategies to new investors last year, but continue to believe we have significant capacity in most of our other strategies. Additionally, we will continue to add new strategies when we see the combination of client interest and the requisite people and skills necessary to meet our expectation of adding value for our clients. Most recently, we launched the Diamond Hill High Yield strategy while our growing and increasingly experienced research effort may one day allow us to offer new investment strategies which include international holdings.

Although markets have experienced a meaningful correction since last August, they have still outpaced economic growth over the past five to six years and continue to look somewhat elevated due to the combination of historically lofty margins and generally full multiples. As a result, we believe equity market returns will be on the low end of the typical return range over the next five years, which could impact our growth in revenues and profits.

Finally, we are a financially strong, well-positioned firm operating in a very competitive industry. Our commitment to an intrinsic value-based investment philosophy, long-term perspective, disciplined approach and alignment with our clients’ interests remains unchanged, as it has since our firm’s inception. Once again, now almost 16 years since our humble beginnings, I believe we have created an excellent investment firm with clear potential for further improvement and growth. We remain focused on our clients, mindful of the challenges and intent on building upon our past successes.

Sincerely, Chris Bingaman Chief Executive Officer

Diamond Hill Investment Group, Inc.

325 John H. McConnell Boulevard, Suite 200

Columbus, Ohio 43215

March 11, 2016

Dear Shareholders:

We cordially invite you to attend the 2016 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. to be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Wednesday, April 27, 2016, at 10:00 a.m. Eastern Daylight Saving Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on our operations and our directors and officers will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend the Annual Meeting. Your vote is important, regardless of the number of shares you own.

Sincerely, Christopher M. Bingaman Chief Executive Officer

Diamond Hill Investment Group, Inc.

325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 27, 2016

Notice is hereby given that the 2016 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Wednesday, April 27, 2016, at 10:00 a.m. Eastern Daylight Saving Time to consider and act upon the following matters:

1)	the election of six directors to serve on the Company’s Board of Directors until the Company’s 2017 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;
2)	the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016;
3)	a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers; and
4)	such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any adjournment of the Annual Meeting. The Board of Directors has fixed the close of business on March 4, 2016, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. Please complete, sign and date the enclosed proxy card, which is solicited by the Company’s Board of Directors, and mail it promptly in the enclosed envelope. Alternatively, you may vote by phone or electronically over the Internet in accordance with the instructions on the enclosed proxy card. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

PROMPTLY RETURNING YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF MAKING FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors, James F. Laird Secretary Columbus, Ohio March 11, 2016

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 27, 2016:

The Proxy Statement and the Company’s 2015 Annual Report on Form 10-K are available without charge at the following location:

http://www.diamond-hill.com/proxy

Diamond Hill Investment Group, Inc.

325 John H. McConnell Boulevard, Suite 200

Columbus, Ohio 43215

PROXY STATEMENT

FOR THE ANNUAL MEETING OF SHAREHOLDERS OF

DIAMOND HILL INVESTMENT GROUP, INC.

TO BE HELD ON APRIL 27, 2016

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Company”, “we”, “us” or “our”), in connection with the solicitation of proxies by our Board of Directors (the “Board”) for use at our 2016 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on April 27, 2016, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about March 11, 2016. Only our shareholders of record at the close of business on March 4, 2016, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are:

1)	To elect six directors to serve on our Board until our 2017 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;

2)	To consider and vote upon a proposal to ratify the appointment of KPMG LLP (“KPMG”) as our independent registered public accounting firm for the fiscal year ending December 31, 2016;

3)	To consider and vote upon a non-binding, advisory resolution to approve the compensation of our named executive officers; and

4)	To transact such other business that may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by (i) properly signed proxy cards received by us prior to the Annual Meeting or (ii) properly authenticated voting instructions recorded electronically over the Internet or by telephone prior to 11:59 p.m. Eastern Daylight Saving Time on April 26, 2016 and, in each case, that are not revoked, will be voted at the Annual Meeting as directed by the shareholders. If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted as recommended by the Board. The proxy holders will use their best judgment regarding any other matters that may properly come before the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:

The Annual Meeting will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Wednesday, April 27, 2016, at 10:00 a.m. Eastern Daylight Saving Time. You may also listen live to the Annual Meeting via audio conference by calling 1-800-774-6070, and using passcode 8498630# when prompted.

Q:	What may I vote on?

A:

At the Annual Meeting, you will be asked to consider and vote upon: (i) the election of six directors to serve on the Board until our 2017 Annual Meeting of Shareholders; (ii) the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016; and (iii) a non-binding, advisory resolution to approve the compensation of our named executive officers.

Q:	What do I need to do now?

A:

After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy card promptly in the enclosed envelope. Alternatively, you may vote by phone or over the Internet in accordance with the instructions on your proxy card. The deadline for transmitting voting instructions over the Internet or telephonically is 11:59 p.m. Eastern Daylight Saving Time on Tuesday, April 26, 2016. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

Q:	What does it mean if I get more than one proxy card?

A:

If your shares are registered in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign, date and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so for each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

Many shareholders are beneficial owners, meaning they hold their shares in “street name” through a broker, bank or other nominee. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. For shares registered directly in your name with our transfer agent, you are considered the shareholder of record and we are sending this Proxy Statement and related materials directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Board’s designees by completing, signing and returning the enclosed proxy card, or transmitting your voting instructions over the Internet or by phone.

Beneficial Owner. For shares held in “street name,” you are considered the beneficial owner and this Proxy Statement and related materials are being forwarded to you by your broker, bank or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct them how to vote your shares or how to revoke previously given voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Your broker will vote your shares in the manner you instruct, and you should follow the voting instructions your broker provided to you. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The ratification of the appointment of KPMG as our independent registered public accounting firm for the 2016 fiscal year is considered routine, and if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the ratification. None of the other matters to be voted on at the Annual Meeting are routine, and your broker may not vote your shares on those matters without your instructions.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically over the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

•	send a written statement to James F. Laird, our Secretary, stating that you would like to revoke your proxy, which must be received prior to the Annual Meeting;

•

send a newly signed and later-dated proxy card, which must be received prior to the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. Eastern Daylight Saving Time on April 26, 2016; or

•

attend the Annual Meeting and revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a prior Internet or telephone vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee. You should review the instructions provided by your broker or nominee to determine the procedures you must follow.

Q:	Can I vote my shares in person at the Annual Meeting?

A:

You may vote shares held of record in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card and a form of identification. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting and a form of identification. To obtain directions to attend the Annual Meeting and vote in person, please call our office at (614) 255-3333 or visit the Company’s website, http://www.diamond-hill.com/contact/.

Q:	How will my shares be voted if I submit a proxy without voting instructions?

A:

If you submit a proxy and do not indicate how you want your shares voted, your proxy will be voted on the proposals as recommended by the Board. The Board’s recommendations are set forth in this Proxy Statement.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:

If you are a record shareholder and have more questions about how to submit your proxy, please call Tom Line, the Company’s Chief Financial Officer, at (614) 255-3333. If you are a beneficial owner, you should contact your broker or other nominee to determine the procedures you must follow.

PROCEDURAL MATTERS

Record Date

Only our shareholders of record at the close of business on March 4, 2016, the record date, will be entitled to vote at the Annual Meeting. As of the record date, there were 3,398,695 of our common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you submit a proxy card without voting instructions, it will be voted as recommended by the Board. The Board’s recommendations are set forth in this Proxy Statement. The duly appointed proxy holders will vote in their discretion on any other matters that may properly come before the Annual Meeting.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. If you hold shares in street name, we encourage you to instruct your broker or other nominee as to how to vote your shares.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (six), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder will be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and a shareholder has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies the Board is soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the six director nominees as possible. Cumulative voting only applies to the election of directors.

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Director elections. The affirmative vote of the holders of a plurality of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote is required for the election of directors. The six nominees receiving the most votes will be elected.

Ratification of selection of KPMG. The affirmative vote of a majority of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required to ratify the selection of KPMG as the Company’s independent registered public accounting firm for fiscal year 2016.

Advisory approval of named executive officer compensation. The affirmative vote of a majority of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote on the proposal is required for shareholder advisory approval of the compensation of the Company’s named executive officers.

Effect of broker non-votes and abstentions. Under the applicable regulations of the Securities and Exchange Commission (the “SEC”) and the rules of the exchanges and other self-regulatory organizations of which the brokers are members, brokers who hold common shares in street name for beneficial owners may sign and submit proxies and may vote our common shares on certain “routine” matters. The ratification of KPMG is considered routine. Under applicable stock exchange rules, brokers are not permitted to vote without instruction in the election of directors. In addition, SEC regulations prohibit brokers from voting without customer instruction on the approval of named executive officer compensation. Proxies that are signed and submitted by brokers that have not been voted on certain matters are referred to as “broker non-votes.”

Neither broker non-votes nor abstentions will have any effect on the election of directors. Abstentions will have the same effect as a vote against the ratification of the appointment of KPMG and the advisory approval of named executive officer compensation; although, broker non-votes will have no effect on those proposals.

Quorum

Business can be conducted at the Annual Meeting only if a quorum, consisting of at least the holders of a majority of our outstanding shares entitled to vote, is present, either in person or by proxy. Abstentions and broker non-votes will be counted toward establishing a quorum. If a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Solicitation; Expenses

We will pay all expenses of the Board’s solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy and Proxy Statement, postage for return envelopes, the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. We will not pay any electronic access charges associated with Internet or telephonic voting incurred by a shareholder. We may solicit proxies in person or by telephone, facsimile or e-mail, and our officers, directors and employees may also assist with solicitation, but will receive no additional compensation for doing so.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K; Internet Availability

Our Annual Report on Form 10-K for the year ended December 31, 2015, including audited consolidated financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. We are delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless we have received instructions from one or more of the shareholders to the contrary. We will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 or by phone at (614) 255-3333. Additionally, this Proxy Statement and our Annual Report on Form 10-K are available on the internet free of charge at: http://www.diamond-hill.com/proxy.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of our common shares as of the record date, March 4, 2016, by (a) all persons known by us to own beneficially five percent or more of the Company’s outstanding shares, (b) each director of the Company, (c) our Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, and (d) all of our executive officers, directors, and nominees as a group. Although not required, we have voluntarily disclosed all common shares beneficially owned by all other employees of the Company, excluding the executive officers. Unless otherwise indicated, the named persons exercise sole voting and dispositive power over the shares listed. None of the named persons hold any outstanding options, and none of the named persons has pledged any common shares of the Company as security.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Christopher M. Bingaman	27,395	(2)	*
R. H. Dillon	189,150	(2)	5.6%
Randolph J. Fortener	6,000		*
James F. Laird	69,062		2.0%
Thomas E. Line	4,063	(2)	*
Paul A. Reeder III	8,000		*
Bradley C. Shoup	6,000		*
Frances A. Skinner	6,935		*
Lisa M. Wesolek	28,001	(2)	*
Directors, nominees, and executive officers as a group (9 persons)	344,606		10.1%
All other employees of the Company (124 persons)	580,411	(3)	17.1%
5% Beneficial Owners
FMR LLC(4)	188,137		5.5%
BlackRock, Inc.(5)	208,110		6.1%

(1)	Beneficial ownership of less than one percent is represented by an asterisk (*). The percent of class is based upon (a) the number of shares beneficially owned by the named person, divided by (b) the total number of shares that are issued and outstanding as of March 4, 2016 (3,398,695 shares).
(2)	Includes 2,845 shares, 3,315 shares, 300 shares, and 1,017 shares for Mr. Bingaman, Mr. Dillon, Mr. Line, and Ms. Wesolek, respectively, that are held in the Company’s 401(k) plan, over which the Trustee of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.
(3)	Includes all employees of Diamond Hill Investment Group, Inc. and its subsidiaries as of March 4, 2016, excluding executive officers. Each employee has sole voting power. Certain shares are subject to restrictions on the power to dispose of the shares. The employees do not constitute a Group as defined by Rule 13d-1 of the Exchange Act. Includes 65,488 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.
(4)	The address for FMR LLC is 245 Summer Street, Boston, MA 02210. Based on information contained in a Schedule 13G filed with the SEC on February 12, 2016, by FMR LLC. In this Schedule 13G, FMR LLC reported sole voting power over 43,056 shares and sole dispositive power over 188,137 shares on behalf of Fidelity Institutional Asset Management Trust Company and FMR Co.
(5)	The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022. Based on information contained in a Schedule 13G/A filed with the SEC on January 26, 2016, by BlackRock, Inc. In this Schedule 13G/A, BlackRock, Inc. reported sole voting power over 203,312 shares and sole dispositive power over 208,110 shares on behalf of the following subsidiaries: BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., and BlackRock Investment Management, LLC.

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SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than ten percent of the Company’s shares (the “Reporting Persons”), to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 and Form 5. Reporting Persons are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports they file with the SEC. Based solely upon a review of the Forms 3, 4 and 5 furnished to the Company and statements made by Reporting Persons that no other Section 16(a) reports were required to be filed by them, we believe that the Reporting Persons complied with all filing requirements applicable to them with respect to transactions during the fiscal year ended December 31, 2015, except that Mr. Bingaman filed one Form 4 late.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Board guides the strategic direction of the Company and oversees its management. All of our directors are elected annually. Pursuant to the recommendation of the Nominating and Governance Committee, the Board has nominated the six nominees listed below for election, all of whom are incumbents, to hold office until the next annual meeting of shareholders and until their respective successors are elected and qualified. If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the Annual Meeting, proxies will be voted FOR the election of a replacement recommended by the Nominating and Governance Committee and approved by the Board.

Director Independence

The Board has determined that, with the exception of Mr. Dillon and Mr. Laird, all of our nominees are independent under the rules and independence standards of The NASDAQ Stock Market (“NASDAQ”), as well as applicable SEC requirements. There are no family relationships among our directors and executive officers.

The Nominees

The Board has determined that all of our director nominees are qualified to serve as directors of the Company. In addition to the specific business experience listed below, each of our director nominees has the tangible and intangible skills and attributes that we believe are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the Company, a willingness and commitment to assume the responsibilities required of a director, and the character and integrity we expect of our directors. The specific qualifications of each individual nominee are set forth under his or her name below.

R. H. Dillon, CFA, age 59, has been a director of the Company since 2001 and chairman since 2015. He served as the CEO of the Company from 2000 to 2015 and continues to serve as a portfolio manager. Mr. Dillon has over 30 years of experience in the investment management industry.

Mr. Dillon received his BS and MA from The Ohio State University and his MBA from University of Dayton. Mr. Dillon also holds the Chartered Financial Analyst designation.

The Board believes that Mr. Dillon’s qualifications to serve on the Board include his 15 years of experience as CEO and a Portfolio Manager of the Company, his in-depth knowledge and involvement in our operations and his more than 30 years of experience as an investment professional.

Randolph J. Fortener, age 62, has been an independent director of the Company since 2013, is the chair of the Audit Committee, serves on the Nominating and Governance Committee and Compensation Committee, and is an audit committee financial expert, as defined by the SEC. Mr. Fortener is currently the CEO of Cozzins Road Capital, a private investment firm, since 2014. As CEO of Cozzins Road Capital, Mr. Fortener directs all investment and acquisition activity for the company. Prior to that Mr. Fortener worked at the Crane Group, a private holding and management company, based in Columbus, Ohio, from 1990 to 2014 and served as the president of Crane Investment Company from 2007 to 2014. Prior to joining the Crane Group, Mr. Fortener was a partner at Deloitte & Touche LLP, a big four accounting firm, providing services to investment banking firms. Mr. Fortener also specialized in estate and tax planning for privately held businesses while with Deloitte. Mr. Fortener has over 35 years of business experience, with an emphasis on corporate acquisitions and investments.

Mr. Fortener received a BS in accounting from The University of Findlay and an MBA in finance from the University of Dayton and is a Certified Public Accountant (inactive).

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Mr. Fortener’s qualifications to serve on the Board include his substantial experience in accounting and financial matters, including his significant experience as a certified public accountant and his experience on other corporate boards.

James F. Laird, CPA, age 59, has been a director of the Company since 2011, Secretary since 2001 and served as the Chief Financial Officer and Treasurer of the Company and President of Diamond Hill Funds from 2001 to 2014. Mr. Laird has over 25 years of experience in the investment management industry.

Mr. Laird received his BS in Accounting from The Ohio State University, is a Certified Public Accountant, and previously held the Series 7, 24, 26, 27 and 63 securities licenses with the Financial Industry Regulatory Authority.

Mr. Laird’s qualifications to serve on the Board include his 13 years of experience as CFO of the Company, his in-depth knowledge and involvement in our operations and his more than 25 years of experience in the financial, operational, administrative, and distribution aspects of the investment management industry.

Paul A. Reeder, III, age 54, has been an independent director of the Company since 2015 and serves on the Audit Committee, Nominating and Governance Committee, and the Compensation Committee, and is an audit committee financial expert, as defined by the SEC. Mr. Reeder has been the President of PAR Capital Management, a private investment management firm, since 1990.

Mr. Reeder received his BA from Oberlin College and his Master’s degree from the Sloan School of Management at MIT.

Mr. Reeder’s qualifications to serve on the Board include his substantial experience of over 30 years in the investment management industry as an analyst, portfolio manager, and a principal executive of a private investment partnership.

Bradley C. Shoup, age 57, has been an independent director of the Company since 2012, is the chair of the Nominating and Governance Committee, serves on the Audit Committee and Compensation Committee, and is an audit committee financial expert, as defined by the SEC. Mr. Shoup has been Partner at Falcon Fund Management Ltd., since 2013. From 2011 to 2013, Mr. Shoup was Managing Director of Cox Partners, Inc. From 2007 to 2011, Mr. Shoup was Chief Investment Officer of Armstrong Equity Partners LP.

Mr. Shoup received his BS in Civil Engineering with Distinction from the University of Kansas and his Master’s degree from the Sloan School of Management at MIT.

Mr. Shoup’s qualifications to serve on the Board include over 20 years of experience in the investment management industry.

Frances A. Skinner, CFA, CPA, age 51, has been an independent director of the Company since 2010, is the chair of the Compensation Committee, serves on the Audit Committee and Nominating and Governance Committee, and is an audit committee financial expert, as defined by the SEC. Ms. Skinner has been a partner with AUM Partners, LLC, a management consulting firm specializing in the investment management industry, since 2009. Prior to joining AUM Partners, she was a principal with Focus Consulting Group, Inc., a management consulting firm specializing in the investment management industry from 2003 to 2009. Ms. Skinner also spent 16 years at Allstate Investments, LLC, where she worked on developing compensation and incentive programs for investment professionals. Ms. Skinner has over 25 years of experience in the areas of investment management, finance and consulting. She is a co-author of the book High Performing Investment Teams (Wiley, 2006).

Ms. Skinner received her BA from St. Xavier University and her MBA from the University of Illinois – Chicago. Ms. Skinner also holds the Chartered Financial Analyst designation and is a Certified Public Accountant.

Ms. Skinner’s qualifications to serve on the Board include her significant experience in the global investment management industry and experience in developing and consulting on matters of leadership, teamwork, performance evaluation, and compensation practices.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF R. H. DILLON, RANDY J. FORTENER, JAMES F. LAIRD, PAUL A. REEDER, III, BRADLEY C. SHOUP, AND FRANCES A. SKINNER AS DIRECTORS OF THE COMPANY.

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THE BOARD OF DIRECTORS AND COMMITTEES

The Board held a total of four meetings during the year ended December 31, 2015. Each director attended all of the meetings of the Board and its committees of which he or she was a member. Consistent with our Corporate Governance Guidelines, the independent directors met in executive session at all of the regularly scheduled Board meetings in 2015. Our Corporate Governance Guidelines provide that all directors are expected to attend each annual meeting of shareholders. All of our then incumbent directors attended our 2015 Annual Meeting of Shareholders.

Corporate Governance

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Board has adopted a written charter for each Committee. Current copies of each committee charter and our Corporate Governance Guidelines are available at our website, ir.diamond-hill.com, under the heading “Corporate Governance” on the right hand side of the site.

Pursuant to rules promulgated under the Sarbanes-Oxley Act of 2002, the Board has adopted a Code of Ethics for Principal Executive and Senior Financial Officers. This code is intended to deter wrongdoing and promote honest and ethical conduct, full, timely and accurate reporting, compliance with laws, and accountability for adherence to the code, including internal reporting of code violations.

We also have a Code of Business Conduct and Ethics that is applicable to all of our employees and directors, a copy of which was filed as an exhibit to our Annual Report on Form 10-K filed with the SEC on March 7, 2014. It is our policy to require all employees to participate annually in continuing education and training relating to the Code of Business Conduct and Code of Ethics.

We also have established a policy prohibiting our officers, directors, and employees from purchasing or selling shares of the Company while in possession of material, nonpublic information, or otherwise using such information for their personal benefit or in any manner that would violate applicable laws and regulations. The policy also prohibits all employees and directors from purchasing or selling any derivative arrangement related to securities of the Company or engaging in any speculative, short selling, or hedging activities related to securities of the Company that may have a similar economic effect.

Audit Committee

Mr. Fortener, Mr. Reeder, Mr. Shoup, and Ms. Skinner serve on the Audit Committee, which met four times during 2015. Mr. Fortener serves as the Chair of the Audit Committee. The Board has determined that each of these committee members meets the independence and financial literacy rules and standards of the SEC and NASDAQ. The Board also has concluded that each of Mr. Fortener, Mr. Reeder, Mr. Shoup, and Ms. Skinner also meets the criteria for an audit committee financial expert as established by the SEC.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the retention of our independent registered public accounting firm, including appointing and overseeing the terms of its engagement and its performance, qualifications and independence, and the integrity of our financial statements, other financial information provided to shareholders, and our internal control structure. The Audit Committee also reviews all related person transactions for potential conflicts of interest on an ongoing basis and all such transactions must be approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The report of the Audit Committee appears below the heading “AUDIT COMMITTEE REPORT.”

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Compensation Committee

Mr. Fortener, Mr. Reeder, Mr. Shoup, and Ms. Skinner serve on the Compensation Committee, which met twice during 2015. Ms. Skinner serves as the Chair of the Compensation Committee. The Board has determined that each of these committee members meets the independence criteria of the SEC and NASDAQ.

The primary purpose of the Compensation Committee is to review and approve the Company’s executive compensation policies, evaluate the performance of our executive officers in light of corporate goals and objectives approved by the Compensation Committee, approve the annual salary, bonus, stock grants and other benefits, direct and indirect, of our executive officers, make recommendations to the full Board with respect to incentive compensation plans and equity-based plans and determine director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers our equity and other incentive plans. The Compensation Committee has delegated to management the ability to make stock grants to our employees within specific parameters to align the interests of our shareholders and the associate, to promote employee retention, and long-term employee ownership. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Nominating and Governance Committee

Mr. Fortener, Mr. Reeder, Mr. Shoup, and Ms. Skinner serve on the Nominating and Governance Committee, which met twice during 2015. Mr. Shoup serves as the Chair of the Nominating and Governance Committee. The Board has determined that each of these committee members meets the independence criteria of NASDAQ.

The primary purpose of the Nominating and Governance Committee is to maintain and cultivate the effectiveness of the Board and oversee the Company’s governance policies. Among the committee’s responsibilities are Board and committee composition, director qualifications, director orientation and education, and Board evaluations. Members identify, evaluate, and nominate Board candidates; review compliance with director stock ownership guidelines; and oversee procedures regarding shareholder nominations and other shareholder communications to the Board. The Nominating and Governance Committee is also responsible for monitoring compliance with and recommending any changes to the Company’s Corporate Governance Guidelines. Additional information regarding the committee’s activities can be found under the heading “Corporate Governance.”

Board Committee Membership

The following table summarizes the membership of the Board and each of its committees, and the number of times each met during 2015.

Director	Audit	Compensation	Nominating and Governance
R. H. Dillon
Randolph J. Fortener	Chair	Member	Member
James F. Laird
Paul A. Reeder, III (1)	Member	Member	Member
Bradley C. Shoup	Member	Member	Chair
Frances A. Skinner	Member	Chair	Member

Number of Meetings in 2015	4	2	2

(1)	Mr. Reeder was appointed to all three Committees in April 2015.

Compensation of Directors

The Compensation Committee is responsible for periodically reviewing and recommending to the Board the compensation of non-employee directors. At the discretion of the Board, directors are eligible to receive stock-based awards under the Diamond Hill Investment Group, Inc. 2014 Equity and Cash Incentive Plan (the “2014 Plan”). The Compensation Committee has determined that the use of long-term cliff vesting restricted stock awards as the sole form of compensation for our non-employee

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directors is the most appropriate way to further align the interests of our directors with the long-term interests of our shareholders. These restricted stock grants are intended to compensate the directors for a long-term period of time and are intended to fully compensate directors for their services as directors and as members of committees of the Board. After the restricted stock grants vest, to further align the interests of our directors and shareholders, our Corporate Governance Guidelines prohibit the shares from being sold while the director remains on the Board, except that shares may be sold within the year the grants vest to pay taxes due as a result of the vesting.

The following table sets forth information regarding the compensation earned by, or paid to, directors who served on our Board in 2015. Mr. Dillon, who was an executive officer of the Company during 2015, did not receive separate compensation for the director service and has been omitted from this table.

2015 Director Compensation(1)

Name	Stock Awards(2)	Cash	Total
Randolph J. Fortener	$—	$—	$—
James F. Laird(3)	$1,125,760	$20,000	$1,145,760
Paul A. Reeder, III(4)	$1,457,600	$—	$1,457,600
Donald B. Shackelford(5)	$—	$—	$—
Frances A. Skinner	$—	$—	$—
Bradley C. Shoup	$—	$—	$—

(1)	Includes only those columns relating to compensation awarded to, earned by, or paid to non employee directors for their services in 2015. All other columns have been omitted.

(2)	Represents the full grant-date fair value computed by multiplying the total shares granted by the closing price of the shares on the grant date.

(3)	Mr. Laird retired from the Company effective December 31, 2014. His stock grant compensation represents service after his retirement for the ten year period ending April 30, 2025. The cash compensation represents compensation for his duties as Secretary of the Company.

(4)	Mr. Reeder was elected to the Board at the 2015 Annual Shareholder meeting. His compensation represents service after his election to the Board and is intended to represent service for the ten year period ending April 30, 2025.

(5)	Mr. Shackelford retired effective April 2015.

On January 1, 2016, the Company entered into a new Employment Agreement with Mr. Dillon in consideration of his continued employment as a portfolio manager. For more information on this agreement, see the discussion under the heading “Employment Agreements and Change in Control Benefits”.

Outstanding Stock Grants to Directors

The below table shows the amount of unvested restricted stock grants outstanding to directors as of December 31, 2015 and the service period covered by the grant. All of these grants vest in full at the conclusion of the applicable service period.

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Name	Shares Granted	Approximate Service Period	Service Period Covered	Grant-Date Fair Value	Grant Date	Vesting Date
Randolph J. Fortener	6,000	Five Years	4/24/13 – 4/30/18	$452,940	4/30/13	4/30/18
James F. Laird	8,000	Ten Years	4/30/15 – 4/30/25	$1,125,760	2/27/15	4/30/25
Paul A. Reeder, III	8,000	Ten Years	4/30/15 – 4/30/25	$1,457,600	4/30/15	4/30/25
Frances A. Skinner	6,000	Five Years	1/1/12 – 12/31/16	$462,060	2/22/12	1/1/17
Bradley C. Shoup	6,000	Five Years	4/25/12 – 4/30/17	$454,140	4/25/12	4/30/17

Ownership and Retention Guidelines

Our Corporate Governance Guidelines generally prohibit shares granted to our directors as compensation from being sold while the director remains on the Board, except for sales of shares to pay taxes as discussed above. Therefore, we expect each non-employee director to hold for his or her entire term of service on the Board all of our shares granted to the director as compensation.

CORPORATE GOVERNANCE

The Nominating and Governance Committee has general oversight responsibility for assessment and recruitment of new director candidates, as well as evaluation of director and board performance and oversight of our governance matters. The Nominating and Governance Committee has adopted Corporate Governance Guidelines and reviews them annually. The most current version of the Guidelines is available on our website, ir.diamond-hill.com, under “Corporate Governance” on the right hand side of the site.

Board Leadership and Composition

The Chairman approves Board agendas and schedules, chairs all executive sessions of the directors, acts as the liaison between the directors and management, oversees the information distributed in advance of Board meetings, is available to the Secretary to discuss and, as necessary, respond to shareholder communications to the Board, and calls meetings of the directors.

We believe separating the roles of Chairman and CEO provides for a strong governance and oversight structure. These roles generally have been separate since 2000, except for a portion of 2015. Mr. Dillon, who served as CEO through December 31, 2015, assumed the role of Vice Chairman in 2014 and Chairman of the Board in April 2015. As previously announced, Mr. Dillon stepped down as CEO at the end of 2015. As a result, the dual role of Chairman and CEO held by Mr. Dillon was temporary and related specifically to succession transition.

Concurrent with the election of Mr. Dillon as Chairman of the Board in April 2015, the Board also appointed Mr. Laird as Lead Outside Director. The responsibilities of the Lead Outside Director include all of the duties of Chairman when the Chairman is not present.

Currently, four of our six directors are independent under NASDAQ standards. In addition, the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee are all comprised entirely of independent directors. Overall, we believe that our Board structure is designed to foster critical oversight, good governance practices, and the interests of the Company and its shareholders.

Among other things, the Corporate Governance Guidelines address term limits of each director. Although we have a 10 year service limit for non-employee directors, the Guidelines authorize the Board to make exceptions to this limitation and permit directors to serve for an additional year, and the Board has made such exceptions in the past.

Board’s Role in Risk Oversight

The Board’s role in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including client investment results, and operational, financial, legal, regulatory and strategic

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risks. The Audit Committee is responsible for overseeing risks relating to our accounting matters, financial reporting and legal and regulatory compliance. To satisfy these oversight responsibilities, the Audit Committee meets regularly with management and the Company’s independent registered public accounting firm. The Compensation Committee is responsible for overseeing risks relating to employment policies and our compensation and benefits programs. To satisfy these oversight responsibilities, the Compensation Committee meets regularly with management to understand the implications of compensation decisions, particularly the risks that our compensation policies pose to our finances and our relationship with employees.

Executive Leadership Team

Effective January 1, 2016, Christopher M. Bingaman was named Chief Executive Officer, succeeding Mr. Dillon. Effective January 1, 2015, Thomas E. Line was named Chief Financial Officer, succeeding Mr. Laird.

The Company has established an Executive Leadership Team and three divisional leadership teams. The members of the Executive Leadership Team include Mr. Bingaman, Mr. Line, and Lisa M. Wesolek, and Mr. Dillon (during 2015). Members of the Executive Leadership Team lead the three divisional leadership teams as indicated below:

Mr. Bingaman – Investment Leadership Team

Mr. Line – Administration Leadership Team

Ms. Wesolek – Distribution Leadership Team

The Company believes that the Executive Leadership Team and three divisional leadership teams is an appropriate and effective organizational structure for the Company.

Director Orientation and Continuing Education and Development

When a new independent director joins the Board, the Company provides a formal orientation program to provide the new director with an understanding of our operations and financial condition. In addition, each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director. To assist the directors in maintaining such level of expertise, we may, from time to time, offer continuing education programs in addition to briefings during Board meetings relating to the competitive and industry environment and the Company’s goals and strategies.

Director Qualifications and the Nominations Process

The Nominating and Governance Committee believes that the nominees presented in this proxy statement would constitute a Board with an appropriate level and diversity of experience, education, skills, and independence. The Nominating and Governance Committee routinely considers the current composition of the Board, and whether changes should be made or additional directors should be added to the Board.

The Nominating and Governance Committee supervises the nomination process for directors. It considers the performance, independence, diversity of background, experience, gender and other forms of diversity, as well as other characteristics of our incumbent directors, including their willingness to serve, and any change in their employment or other circumstances in considering their nomination each year. We do not have any formal policy regarding diversity in identifying nominees for a directorship, but rather we consider it among the various factors relevant to any particular nominee and the overall needs of the Board. In the event that a vacancy exists or the Company decides to increase the size of the Board, the Nominating and Corporate Governance Committee will identify, interview, examine, and make recommendations to the Board regarding appropriate candidates.

The Nominating and Governance Committee identifies potential candidates principally through suggestions from our directors and senior management. The committee may also seek candidates through informal discussions with third parties. We have not historically retained search firms to help identify director candidates and did not do so in identifying this year’s nominees.

In evaluating potential candidates, the Nominating and Governance Committee considers, among other factors, independence from management, experience, expertise, commitment, diversity, number of other public company board and related committee seats held, potential conflicts of interest, and the composition of the Board at the time of the assessment. Additionally, all potential nominees must:

•	demonstrate strong character and integrity;

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•	have sufficient time to carry out their duties;
•	have experience at senior levels in areas of expertise helpful to the Company and consistent with the objective of having a diverse and well-rounded Board; and
•	have the willingness and commitment to assume the responsibilities required of a director of the Company.

In addition, candidates expected to serve on the various Board committees must meet all applicable independence and financial literacy qualifications required by NASDAQ, the SEC, and other applicable laws and regulations. The evaluation process of potential candidates also includes personal interviews and discussions with appropriate references. Once the Nominating and Governance Committee has selected a candidate, it recommends the candidate to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by our shareholders. All directors serve for one-year terms and must stand for reelection annually.

The Nominating and Governance Committee does not currently have any specific policies regarding the consideration of director candidates recommended by shareholders due to a historical absence of shareholder recommendations. The Nominating and Governance Committee will consider shareholder recommendations for directors using the process and criteria set forth above. In the future, the Nominating and Governance Committee may in its discretion adopt policies regarding the consideration of director candidates recommended by shareholders. Shareholder recommendations for Board candidates must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years, and evidence of the recommending person’s ownership of our common shares.

Certain Relationships and Related Person Transactions

The Board recognizes that related person transactions present a heightened risk of conflicts of interest. We currently have no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K and have not had any such transactions in the recent past. As such, we do not believe it is necessary to have a written policy specifically dealing with related person transactions. The Audit Committee will review any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2015. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2015 were Mr. Fortener, Mr. Reeder, Mr. Shoup and Ms. Skinner. No director who served on the Compensation Committee during 2015 currently is, or during 2015 was, an officer, employee or former officer of the Company or had any relationship during 2015 requiring disclosure by us under Item 404 of SEC Regulation S-K. During 2015, none of our executive officers served as a member of the board of directors or compensation committee of any other company that has an executive officer serving as a member of our Board or Compensation Committee.

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Executive Officers and Compensation Information

During 2015, R. H. Dillon, Thomas E. Line, Christopher M. Bingaman and Lisa M. Wesolek were the Company’s only named executive officers. Mr. Dillon’s experience is described above under the heading “PROPOSAL 1 – ELECTION OF DIRECTORS.” Mr. Bingaman, Mr. Line and Ms. Wesolek’s experience is described below. Each named executive officer devotes his or her full time and effort to the affairs of the Company.

Christopher M. Bingaman, age 50, was named Chief Executive Officer of the Company effective January 1, 2016, has been the President of the Company since 2014 and also serves as a Portfolio Manager. Mr. Bingaman joined Diamond Hill in 2001. From 1997 to March 2001, Mr. Bingaman was a Senior Equity Analyst for Nationwide Insurance. In 1997, Mr. Bingaman was an Equity Analyst for Dillon Capital Management. From 1990 to 1997, Mr. Bingaman held various positions at Fifth Third Bank, First Chicago NBD and NBD Bank. Mr. Bingaman has over 25 years of experience in the investment management industry.

Mr. Bingaman received his Bachelor of Arts in Finance from Hillsdale College (cum laude), and his Master of Business Administration from the University of Notre Dame. Mr. Bingaman holds the Chartered Financial Analyst designation.

Thomas E. Line, age 48, is the Chief Financial Officer and Treasurer of the Company since 2015 and also serves as Chief Executive Officer of the Diamond Hill Funds. Mr. Line joined Diamond Hill in 2014. Mr. Line served as a Trustee and Chairman for Diamond Hill Funds from 2005 to 2014. From 2012 to 2014, Mr. Line was Chief Operating Officer for Lancaster Pollard & Company. Mr. Line was Managing Director and Chief Financial Officer for Red Capital Group from 2005 to 2012 and was Vice President and Treasurer from 2004 to 2005. From 2002 to 2004, Mr. Line was President of Focused Financial Consulting, Inc. From 1998 to 2002, Mr. Line was Chief Operating Officer for Meeder Financial, Inc. From 1996 to 1998, Mr. Line was Vice President and Treasurer for BISYS Fund Services, Inc. Prior to 1996, Mr. Line spent seven years at KPMG in various roles. Mr. Line has over 25 years of experience in the investment management industry.

Mr. Line has a Bachelor of Science in Accounting from Wake Forest University, holds the Series 27 securities license with the Financial Industry Regulatory Authority, and is a CPA (inactive).

Lisa M. Wesolek, age 52, has been the Chief Operating Officer of the Company since 2014. Ms. Wesolek joined Diamond Hill in 2012. From 2008 to 2010, Ms. Wesolek was Senior Vice President, National Sales Manager for the Asset Management Group at Wells Fargo Funds Management. From 2005 to 2008, Ms. Wesolek was Managing Director and Head- Institutional Asset Management at Evergreen Investments Management. From 2004 to 2005, Ms. Wesolek was Managing Director, West Region Head for JP Morgan Asset Management. From 1994 to 2004, Ms. Wesolek was Managing Director for Banc One Investment Advisors Corporation. Ms. Wesolek has over 30 years of experience in the investment management industry.

Ms. Wesolek received her Bachelor of Science in Finance from Franklin University and holds the Series 7, 24 and 63 securities licenses with the Financial Industry Regulatory Authority.

Comp ensation Discussion and Analysis

In our Compensation Discussion and Analysis, we:

•	describe our compensation program objectives and how compensation for our named executive officers is determined; and
•	explain the tables and disclosures that follow.

This Compensation Discussion and Analysis presents compensation information for the following individuals:

•	R. H. Dillon, who served as Chief Executive Officer in 2015;
•	Christopher M. Bingaman, who served as President in 2015;
•	Thomas E. Line, who served as Chief Financial Officer and Treasurer in 2015; and
•	Lisa M. Wesolek, who served as Chief Operating Officer in 2015.

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Background

We are in the investment management industry. Human capital is the most important resource of companies in our industry. Attracting and retaining employees can be more difficult in our industry than in others because of how heavily our industry depends on the contributions of talented individuals. We have been able to attract and retain high-quality employees due to:

•	our investment-centric culture;
•	employee ownership in our business;
•	our central Ohio location; and
•	the nationally-competitive compensation we offer to our employees.

Compensation, which is a critical element in a business dependent on talented employees, has a particularly significant impact on profitability in industries like ours that are not capital intensive. This requires a balancing of the economics between our operating profit margin and rewarding the employees who generate our profits and produce investment results for our clients. As of March 4, 2016, our employees and directors owned approximately 27% of the Company. In contrast, many competitor firms are owned entirely by their employees and many publicly-traded asset managers are far less employee owned. Despite our unique ownership structure given our industry, we believe that industry norms are helpful benchmarks for evaluating the balancing effort.

At our 2015 Annual Meeting of Shareholders, we asked our shareholders to vote upon an advisory resolution to approve the compensation of our executive officers. The compensation of our named executive officers was approved by 98% of the votes cast on the matter. The Compensation Committee of the Board (the “Committee”) believes that the results of the advisory vote on executive compensation are supportive of our previous compensation practices and of its overall judgment related to the compensation practices of the Company and considered that endorsement in establishing the compensation awarded to our executive officers for 2015.

Compensation Program Objectives

We seek to attract and retain people with integrity, intelligence and energy. All employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance, while the amount of the overall available incentive pool is based on (i) investment results in client portfolios, (ii), overall firm operating results, (iii) market compensation data, and (iv) the profitability of the firm compared to other investment management firms.

In addition to annual incentive compensation, upon commencing employment with the Company, most employees are awarded equity grants as an incentive to their continued employment. Generally, these awards cliff vest after five years of employment to promote employee retention and long-term employee ownership. We also seek to increase employee ownership because we believes such ownership encourages employees to act and think like owners. While compensation amounts differ depending upon position, responsibilities, performance and competitive data, we seek to reward all employees with similar compensation components based on these objectives.

Rewards Based on Performance

Our primary business objective is to meet our fiduciary duty to clients. Specifically, our focus is on long-term, five-year investment returns, with goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar investment strategies, and exceed a sufficient absolute return for the risk associated with the asset class. As it relates to our investment professionals, their compensation program is designed to reward performance that supports these objectives. For those employees who are not a part of our investment team the compensation program varies, but is based on rewarding individual performance that helps us meet our fiduciary duty to clients and shareholders. We seek to fulfill our fiduciary duty to shareholders by managing the firm and its assets to increase shareholder value over time. Over the past five years, our annualized total shareholder return was 27.6% compared to a 9.2% return for the Russell 2000 Index.

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Compensation Setting Process

Role of the Compensation Committee. The Committee has the overall responsibility for evaluating and approving the structure, operation and effectiveness of our compensation plans, policies and programs for all employees. The Committee consists of Mr. Fortener, Mr. Reeder, Mr. Shoup and Ms. Skinner. Ms. Skinner serves as the Chair. Each member of the Committee is an “outside director” for purposes of Section 162(m) of the Internal Revenue Code (the “Code”), is a “non-employee director” for purposes of Section 16(b) of the Securities Exchange Act of 1934, and meets NASDAQ independence requirements. The Committee is specifically charged to:

•

review and approve the corporate goals and objectives relevant to the compensation of the CEO, to evaluate the CEO’s performance in light of these goals and objectives, and, based on this evaluation, make recommendations to the Board for the independent directors to approve the CEO’s compensation level (including any long-term incentive or other compensation under any incentive-based or equity-based compensation plan);

•

review management’s recommendations and make recommendations to the Board with respect to director and other non-CEO executive officer compensation; provided, however, that the Committee has full decision-making authority with respect to compensation intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

•	retain compensation consultants as it deems necessary to assist in its evaluation of director, CEO or other senior executive compensation programs or arrangements;
•	obtain advice and assistance as it deems necessary from internal or external legal, accounting or other advisors;
•

review management’s recommendations and make recommendations to the Board with respect to incentive-based compensation and equity-based compensation plans and programs that are subject to Board approval, and that may be applicable to all or any portion of the employees of the Company and/or its subsidiaries; and

•	exercise all power and authority of the Board in the administration of equity-based incentive compensation plans.

The Committee considers the sum of all pay elements when reviewing annual compensation recommendations for the named executive officers. Although the framework for compensation decision-making is tied to the Company’s overall financial performance and the creation of long-term shareholder value, the Committee retains the discretion to make recommendations to the Board for the independent directors to approve individual compensation based on other performance factors, such as demonstrated management and leadership capabilities and the achievement of certain investment results for client accounts and other strategic operating results.

Role of Management. The Company’s CEO evaluates the CFO and COO as part of our annual review process and makes recommendations to the Committee regarding all elements of executive compensation paid to them. Changes in executive compensation proposed by the CEO are based on the individual’s performance, the compensation of individuals with comparable responsibilities in competing or similar organizations, and the profitability of the Company. At the Committee’s request, management attends Committee meetings to provide general employee compensation and other information to the Committee, including information regarding the design, implementation and administration of our compensation plans. The Committee also meets in executive sessions without the presence of any executive officer whose compensation the Committee is scheduled to discuss.

Use of Compensation Consultants and Surveys in Determining Executive Compensation. The Committee’s charter gives it the authority to retain an independent outside executive compensation consulting firm to assist in evaluating policies and practices regarding executive compensation and provide objective advice regarding the competitive landscape. Historically, however, the Committee has not engaged compensation consultants, and did not do so in 2015.

Each year the Committee obtains and summarizes an asset management industry pay analysis prepared by McLagan Partners, a compensation specialist focusing on the asset management industry. The companies in the McLagan Partners’ analysis include approximately 150 public and private asset management companies with which we compete. This analysis provides the Committee with a general overview of compensation trends in the asset management industry. The Committee does not define a specific peer group, but rather takes a broad view of the analysis, including the types and amounts of compensation paid generally by the companies surveyed. The Committee does not set any compensation elements or levels based on targeting a certain percentile from the survey, but rather sets compensation that it believes to be both competitive and based on the executive’s value to the Company. The survey is just one of many factors that the Committee considers when determining executive compensation. Management and the Committee believe this broad view of the analysis is appropriate because we compete with both public and private asset management firms regardless of their size and scope of operations.

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Elements of Compensation

Base Salary. Base salaries for the named executive officers are intended to provide a fixed level of cash compensation that is appropriate given the executive’s role in the organization. Generally, base salaries are determined by (i) scope of responsibility and complexity of position, (ii) performance history, (iii) tenure of service, (iv) internal equity within the Company’s salary structure, and (v) relative salaries of persons holding similar positions at other companies within the investment management industry. Base salaries are designed to compensate knowledge and experience. In February 2015, the Committee made the determination not to increase the base salaries of the named executive officers for fiscal year 2015. Consistent with our desire to have the majority of total compensation paid to named executive officers at risk in the form of incentive compensation, a significant majority of total compensation of our executive officers was paid in the form of either cash bonuses and/or long-term equity grants.

Annual Cash Bonuses. Our prior employment agreement with Mr. Dillon entitled him to an annual cash bonus equal to at least 5% of the Company’s operating income, subject to an annual cap of $640,000. Mr. Dillon earned a $640,000 cash bonus for 2015 because 5% of the Company’s operating income for fiscal year 2015 exceeded $640,000. The Committee believed this formula to determine a cash bonus was appropriate for our CEO, whose effectiveness and responsibility is most closely tied to the amount of our operating income, capping the award at an amount that Mr. Dillon and the Committee believed was appropriate given broad market compensation data and the additional value of the separate restricted stock award to Mr. Dillon in 2011 (which is described in the following section).

The Committee awarded a discretionary cash bonus to Mr. Line to reward him for his strong performance and overall contributions to the Company in fiscal year 2015. The Committee believes that a discretionary cash bonus provided the Committee with the flexibility to consider all aspects of Mr. Line’s performance and contributions to the Company which, for a CFO and Treasurer, may not be as directly tied to our operating income. In determining the amount of Mr. Line’s cash bonus, the Committee considered the Company’s overall operating results for 2015, contributions by Mr. Line that were not reflected in our operating results, and broad market compensation data.

The Committee awarded a discretionary cash bonus to Mr. Bingaman, to reward him for his strong performance and overall contributions to the Company in fiscal year 2015. The Committee believes a discretionary cash bonus provided the Committee with the flexibility to consider all aspects of Mr. Bingaman’s performance and contributions to the Company as President and Portfolio Manager. In determining the amount of Mr. Bingaman’s cash bonus, the Committee considered the Company’s overall operating results for 2015, the investment results in client portfolios, client service, overall contributions to the investment team, and broad market compensation data.

Restricted Stock Award to Mr. Dillon. In May 2011, the Committee awarded 100,000 shares of performance-based restricted stock to Mr. Dillon pursuant to the Company’s 2011 Plan. All of the shares vested on January 1, 2016, as the Company’s cumulative operating profit (defined as the Company’s total revenue during the period beginning on January 1, 2011 and ending on December 31, 2015, excluding any investment income and gains and the revenue of the Company’s subsidiaries Beacon Hill Fund Services, Inc. and BHIL Distributors, Inc. (collectively, “Beacon Hill”), less the Company’s total operating expenses during such period, excluding Beacon Hill expenses, any investment losses and all taxes) exceeded $75,000,000. The results of Beacon Hill are excluded from the cumulative operating profit because it is a separate subsidiary of the Company and is not yet material to the overall financial results of the Company. All shares of restricted stock that vested on January 1, 2016 will remain subject to restrictions on sale or transfer following the vesting date. The restrictions on sale or transfer will lapse with respect to 20% of the vested shares of restricted stock on each anniversary of the vesting date.

This restricted stock award was intended to comprise all of Mr. Dillon’s equity-based compensation for the 2011 fiscal year through the 2015 fiscal year, and no additional equity awards were made to Mr. Dillon during that period. The Committee believes this compensation structure strongly aligns the long-term interests of Mr. Dillon with those of the Company and its shareholders and better advances the objectives of our compensation program than the annual compensation structure used in prior years.

In December 2012, we amended Mr. Dillon’s award agreement made under the 2011 Plan to clarify restrictions on dividends paid on the 100,000 share performance-based restricted stock grant described above. The amendment caused dividends paid in 2012, 2013, and 2014 on the 100,000 share performance-based restricted stock grant to be placed in escrow and to be subject to the same vesting requirements as the stock grant. These dividend payments also vested on January 1, 2016.

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Restricted Stock Unit Award to Mr. Bingaman. In February 2014, the Committee awarded 14,000 shares of performance-based restricted stock units (“PRSUs”) to Mr. Bingaman pursuant to the Company’s 2011 Plan covering the performance period of January 1, 2014 through December 31, 2015. 7,000 PRSUs vested on each of January 1, 2015 and January 1, 2016, respectively, as the Company’s annual operating profit for each calendar year period (defined as the Company’s total revenue during each calendar year period excluding any investment income and gains, less the Company’s total operating expenses during such period and any investment losses and all taxes) exceeded $25,000,000. All PRSUs that vested converted to shares of the Company’s common stock and will be subject to restrictions on sale or transfer for five years following the vesting date. This PRSU award was intended to comprise all of Mr. Bingaman’s equity-based compensation for the 2014 and 2015 compensation years.

Restricted Stock Unit Award to Mr. Line. In December 2014, management granted 15,000 shares of restricted stock units (“RSU’s) to Mr. Line pursuant to the Company’s 2014 Plan as long-term incentive compensation. Vesting of this award is time based and 3,000 of these RSU’s vest on each April 1st from 2015 through 2019. Upon vesting, the shares will be subject to further restrictions on sale or transfer for an additional five years from each respective vesting date. Mr. Line was named Chief Financial Officer and Treasurer effective January 1, 2015. Management believes this compensation structure strongly aligns the long-term interests of Mr. Line with those of the Company and its shareholders. This RSU award is intended to comprise all of Mr. Line’s equity-based compensation for the 2014 through 2018 compensation years.

Restricted Stock Award to Ms. Wesolek. At the time of her hiring in July 2012, management granted Ms. Wesolek 40,000 shares of restricted stock as both an incentive to employment and as long-term incentive compensation. Vesting of this award is time based at various times over the five-year period from grant date through July 2017. Upon vesting, the shares will be subject to further restrictions on sale or transfer for an additional five years from each respective vesting date. Ms. Wesolek was hired to lead the sales, marketing, client service and distribution efforts of the Company and was named Chief Operating Officer in 2014. Management believes this compensation structure strongly aligns the long-term interests of Ms. Wesolek with those of the Company and its shareholders. This restricted stock award is intended to comprise all of Ms. Wesolek’s incentive compensation for the five-year period of July 2012 through June 2017, and no additional cash or equity awards to Ms. Wesolek during that period are contemplated.

Retirement Plan Benefits. We provide retirement benefits through the Diamond Hill Investment Group 401(k) Plan and Trust. Each named executive officer is entitled to participate in this plan on the same terms and conditions as all other employees. The 401(k) Plan does not involve any guaranteed minimum or above-market returns, as plan returns depend on actual investment results.

Deferred Compensation Plans. We have two Deferred Compensation Plans: the Diamond Hill Fixed Term Deferred Compensation Plan (the “Fixed Term Plan”) and the Diamond Hill Variable Term Deferred Compensation Plan (the “Variable Term Plan”), (individually, the “Plan”, and collectively the “Deferred Compensation Plans”). Each named executive officer is eligible to participate in one of the Plans, along with certain other persons employed by the Company or any of its affiliates. The terms and conditions of the Plans are described in more detail under the heading “Pension Plans and Non-Qualified Deferred Compensation” below.

Other Benefits and Perquisites. We do not provide supplemental retirement plan benefits to our named executive officers. As a general rule, we do not provide any perquisites or other personal benefits to our named executive officers that are not offered on an equal basis to all other employees. Our named executive officers are entitled to participate in benefit programs that entitle them to medical, dental, and short-term and long-term disability insurance coverage that are available to all employees.

Post-Employment Payments. During 2015, only Mr. Dillon, had an employment contract that provided for payments upon termination of employment. This agreement has since expired and was replaced with a new agreement after Mr. Dillon stepped down as CEO. More information on Mr. Dillon’s employment agreement and termination payments under the agreement is set forth under the headings “Compensation of Directors” and “Employment Agreements and Change in Control Benefits.”

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Stock Ownership Guidelines

In February 2010, the Board adopted stock ownership guidelines for our named executive officers to further align their interests with those of our shareholders. The below table provides the target ownership level reflected in the guidelines and actual shares owned as of December 31, 2015. Each named executive officer currently holds shares well in excess of the amounts required under the guidelines.

Name	Title	Target Ownership Level	Target Number of Shares(a)	Number of Shares Owned (b)	Ownership Guideline Met
R. H. Dillon	CEO	5x Salary	9,524	232,452	Yes
Christopher M. Bingaman	President	5x Salary	6,614	29,979	Yes
Thomas E. Line	Chief Financial Officer	3x Salary	3,175	16,041	Yes
Lisa M. Wesolek	Chief Operating Officer	2x Salary	2,116	27,979	Yes

(a)	Based on a per share price of $189.00 which was the closing price of our common shares on December 31, 2015, and the respective base salaries of our named executive officers as of that date.
(b)	Includes any unvested restricted stock, restricted stock units, and shares held in the Diamond Hill 401k Plan.

Risks Related to Compensation Policies and Practices

As part of its oversight of our executive and non-executive compensation programs, the Compensation Committee considers how our current compensation programs, including the incentives created by compensation awards, affect the Company’s risk profile. In addition, the Committee reviews our compensation policies, particularly the incentives that they create, to determine whether they encourage an appropriate level of risk-taking and do not present a significant risk to the Company. The Compensation Committee also considered the following risk mitigating factors:

•	current compensation programs reward portfolio managers and research analysts on trailing five-year investment performance in client accounts;
•	a majority of incentive compensation is in the form of long-term equity-based awards;
•	sale restriction periods for equity-based compensation awards encourage executives and other employees to focus on the long-term performance of the Company;
•	the Committee has discretionary authority to adjust annual incentive awards;
•	the Company has internal controls over financial reporting and other financial, operational and compliance policies and practices; and
•	base salaries are consistent with executives’ responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security.

Based on this review, the Committee has concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Compensation Recoupment and Restitution Policy

Upon the recommendation of the Compensation Committee, our Board of Directors has adopted a compensation recoupment and restitution policy that applies to all incentive compensation received by all employees, including our named executive officers. Under the policy, we may recover all or a portion of incentive compensation (or pay out additional incentive compensation) related to awards made after the adoption of the policy, in three general situations:

•

if, due to error or malfeasance the previously determined incentive pool, or an individual award, is either too large (or too small), then any overpayment made to an employee may be returned to Company or an additional payment may be made to an associate;

•

if an employee engages in fraud or misconduct that contributes to the need for a financial restatement, or violates any law or regulation or any policy or procedure of the Company then we may, in the sole discretion of the Compensation Committee and the Board of Directors, recoup all or a portion of the employee’s incentive compensation; and

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•

if the Compensation Committee determines that the Company’s previously issued financial statements are restated as a result of error, omission, fraud or non-compliance with financial reporting requirements, then we may recoup, in the sole discretion of the Compensation Committee and the Board of Directors, all or a portion of the employee’s incentive compensation.

The policy is intended to provide enhanced safeguards against certain types of employee misconduct and provide enhanced protection to and alignment with shareholders. These provisions are in addition to any policies or recovery rights that are provided under applicable laws, including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Beginning in 2013, all awards are subject to this policy.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by our named executive officers for services rendered in the years indicated. Additional information on the elements of compensation included in the table below is available under the “Compensation Discussion and Analysis” section.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards		All Other Compensation(3)	Total
R. H. Dillon	2015	$360,000	$640,000	$—		$36,000	$1,036,000
Chief Executive Officer	2014	$360,000	$640,000			$35,400	$1,035,400
	2013	$360,000	$640,000	$—		$34,800	$1,034,800
	2012	$360,000	$640,000	$—		$35,064	$1,035,064
Christopher M. Bingaman	2015	$250,000	$400,000	$—		$36,300	$686,300
President	2014	$250,000	$400,000	$1,521,669	(2)	$36,300	$2,207,969
Thomas E. Line	2015	$200,000	$225,000	$—		$29,600	$454,600
Chief Financial Officer and Treasurer
Lisa M. Wesolek	2015	$200,000	$—	$—		$29,600	$229,600
Chief Operating Officer	2014	$200,000	$—	$—		$29,600	$229,600

(1)	Mr. Dillon was granted a bonus award in accordance with the terms of his employment contract. Mr. Bingaman and Mr. Line were each granted a discretionary bonus award from the Company’s bonus pool, which was not based upon any pre-established performance goals.

(2)	This award represents 14,000 restricted stock units (“RSUs”) awarded to Mr. Bingaman on February 24, 2014 as part of a long-term performance-based incentive program under the 2011 Plan and constitutes the stock portion of Mr. Bingaman’s incentive compensation for the years 2014 and 2015. 7,000 RSUs vested on January 1, 2015 and the other 7,000 RSUs vested on January 1, 2016, both subject to the achievement of performance goals established by the Compensation Committee and described above in the “Compensation Discussion and Analysis” section. The value shown represents the full grant date fair value which was determined by reducing the grant-date price of the shares by the present value of the dividends expected to be paid on the underlying shares during the requisite service period, discounted at the appropriate risk-free interest rate. Any RSUs that vest will convert into an equivalent number of shares of the Company and will be subject to further restrictions from transfer or sale for a five-year period following the respective vesting date.

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(3)	The following types of compensation are included in the “all other compensation” column:

		Contributions to	Contributions to Health
Name	Year	Company 401k Plan(a)	Savings Account(a)	Total
R. H. Dillon	2015	$31,800	$4,200	$36,000
	2014	$31,200	$4,200	$35,400
	2013	$30,600	$4,200	$34,800
Christopher M. Bingaman	2015	$30,000	$6,300	$36,300
	2014	$30,000	$6,300	$36,300
Thomas E. Line	2015	$24,000	$5,600	$29,600
Lisa M. Wesolek	2015	$24,000	$5,600	$29,600
	2014	$24,000	$5,600	$29,600

(a)	The Company contributions to the Company 401k Plan and employee Health Savings Accounts are offered to all employees of the Company and its affiliates.

Grants of Plan Based Awards for 2015

The following table sets forth information regarding annual incentive plan awards to each of the named executive officers for the year ended December 31, 2015. There were no Plan Based Awards granted during 2015.

	Grant	Compensation Committee	Estimated Possible Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Options
Name	Date	Action Date(1)	Threshold #	Target #	Maximum #	Awards $
R.H. Dillon	—	—	—	—	—	—
Christopher M. Bingaman	—	10/28/2015	—	—	—	—
Thomas E. Line	—	—	—		—
Lisa M. Wesolek	—	—	—	—	—	—

(1)

The Compensation Committee Action Date represents the date on which the Committee authorized the equity-based award. On October 28, 2015, the Compensation Committee granted an award of 13,000 Performance Restricted Stock Units (“PRSU”) to Mr. Bingaman with a grant date of January 1, 2016. This grant is intended to represent the long-term equity component of Mr. Bingaman’s 2016 and 2017 incentive compensation. Subject to meeting performance conditions, 6,500 PRSU’s will vest on January 1, 2017 and the other 6,500 PRSU’s will vest on January 1, 2018.

Outstanding Equity Awards at December 31, 2015

The following table summarizes all outstanding equity awards held by our named executive officers as of December 31, 2015.

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	Stock Awards
Name	Equity Incentive Plan Awards: Number of Unearned Shares That have Not Vested(1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested(5)
R. H. Dillon	100,000	(2)	$18,900,000
Christopher M. Bingaman	7,000	(2)	$1,323,000
Thomas E. Line	12,000	(3)	$2,268,000
Lisa M. Wesolek	10,000	(4)	$1,890,000

(1)

The amount in this column represents shares of restricted stock or restricted stock units awarded pursuant to the 2011 Plan and the 2014 Plan, which are described in detail above under the heading “Compensation Discussion and Analysis.”

(2)	These shares vested on January 1, 2016, based on the achievement of performance goals established by the Compensation Committee.

(3)	These shares are scheduled to vest in the amount of 3,000 shares on each April 1 for the years 2016 through 2019, subject to Mr. Line’s continued employment with the Company on those respective dates.

(4)

These shares are scheduled to vest in the amount of 5,000 shares each on December 1, 2016 and July 1, 2017, respectively, subject to Ms. Wesolek’s continued employment with the Company on those respective dates.

(5)	The amount in this column represents the value of the shares shown multiplied by $189.00, the closing market price of our common shares as of December 31, 2015.

Option Exercises and Stock Vested for 2015

None of the named executive officers exercised any options during 2015. The following table sets forth information with respect to the only stock awards vested in 2015.

	Stock Awards
	Number of Shares	Value Realized
Name	Acquired on Vesting	on Vesting
R. H. Dillon	—	$—
Christopher M. Bingaman	7,000	$966,280
Thomas E. Line	3,000	$485,760
Lisa M. Wesolek	5,000	$1,143,950

Pension Plans and Non-Qualified Deferred Compensation

We do not maintain any pension plans for named executive officers or other employees. We offer to our named executive officers and certain other employees the opportunity to participate in two Non-Qualified Deferred Compensation Plans: the Fixed Term Plan and the Variable Term Plan (the “Deferred Compensation Plans”).

Deferrals of Incentive Compensation.

Pursuant to the Deferred Compensation Plans, participants may elect to defer up to 50% of the stock portion of their annual bonus and up to 100% of the cash portion of their annual bonus for a plan year (the calendar year). Generally, the participant must submit a deferral election by December 31 of the year before the services are to be performed. After the applicable deadline, a deferral election is irrevocable for that plan year except under circumstances set forth in the Deferred Compensation Plan.

Earnings

The deferred incentive compensation, if any, is credited to an account for that plan year. The participant is 100% vested in the account, although the account is subject to the terms and conditions of the Company’s Compensation Recoupment and Restitution

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Policy, described above. The account will be credited with earnings and losses based on the performance of the investment selections in the participant’s account, which only include Diamond Hill Funds.

Plan Funding

The Deferred Compensation Plans are unfunded, unsecured promises by the Company to pay the account balances under the Deferred Compensation Plans at a later date. Participants have only the rights of general unsecured creditors of the Company and do not have any interest in or right to any specific asset of the Company.

Distributions

Under the Fixed Term Plan, the account for each Plan Year will be distributed in (i) a single lump sum payment within 90 days following the fifth anniversary of the date the Incentive Compensation was deferred or (ii) in up to five substantially equal annual installments beginning on the January 1 following the fifth anniversary of the date such Incentive Compensation was deferred and on each January 1 thereafter, except in the event of death, Disability or a Change in Control.

Under the Variable Term Plan, the participant must elect when they wish to receive distributions. Generally, the participant may elect to receive the account (i) in a single lump sum payment within 90 days following either the termination of employment, or a specified date which is at least five years after the annual bonus was deferred; or (ii) in substantially equal annual installments for up to fifteen years beginning on the January 1 following either (A) the termination of employment and on each January 1 thereafter, or (B) on a specified date which is at least five years after the annual bonus was deferred and on each January 1 thereafter.

In the event of death or disability, the participant’s account will be distributed to the participant or the participant’s beneficiary, as applicable, in a lump sum within 90 days after the event. In the event that the Company undergoes a change in control, the account will be distributed in a lump sum within 30 days after the change in control.

None of the named executive officers contributed to the Deferred Compensation Plans, and none had a balance under such plans as of December 31, 2015.

Employment Agreements and Change in Control Benefits

In March 2011, we entered into an amended and restated employment agreement with Mr. Dillon. The agreement expired December 31, 2015. The agreement provided for an annual salary of $360,000, plus an annual cash bonus of at least 5% of the Company’s operating income, with a maximum annual cash bonus of $640,000. Mr. Dillon also received a restricted stock award of 100,000 shares that vested on January 1, 2016 upon the satisfaction of specified performance criteria established by the Compensation Committee. The performance criteria and vesting provisions of Mr. Dillon’s restricted stock award are discussed more thoroughly in the “Compensation Discussion and Analysis” section above. Mr. Dillon’s employment agreement also entitled him to receive health insurance and six weeks paid vacation annually and to participate in other benefit programs offered to employees.

On January 1, 2016, Mr. Dillon and Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement setting forth the terms of his continued employment as a portfolio manager. This employment agreement has a term of five years, subject to early termination. Mr. Dillon will receive an annual salary of $200,000 and will be eligible to receive an annual bonus using the same criteria as applicable to the other portfolio managers of the Company. Mr. Dillon will also be entitled to an additional bonus based upon the net revenue of the operating division to which he provides his services. If Mr. Dillon’s employment is terminated without cause, he will be entitled to one year’s base salary and a pro-rata portion of any incentive compensation. Mr. Dillon’s employment agreement has no provision for change in control benefits. We are not a party to an employment agreement with any other employee.

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Compensation Committee Report

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on that review and discussion, we recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company’s Annual Report on Form 10-K for the year ended December 31, 2015.

Submitted by the Compensation Committee of the Board of Directors:

Frances A. Skinner, Chair

Paul A. Reeder, III

Randolph J. Fortener

Bradley C. Shoup

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company’s consolidated financial statements. To execute this responsibility, the Committee engages in an evaluation of the independent auditor’s qualifications, performance, and independence and periodically considers whether the independent registered public accounting firm should be rotated and the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee has reappointed KPMG LLP to serve as our independent registered public accounting firm for 2016. KPMG was first appointed to serve as our independent registered public accounting firm on October 24, 2012.

The Audit Committee and the Board of Directors believe that the continued retention of KPMG as our independent registered public accounting firm is in the best interests of the Company and our shareholders, and we are asking our shareholders to ratify the selection of KPMG as our independent registered public accounting firm for 2016.

Representatives of KPMG are expected to be present at the Annual Meeting and will have the opportunity to make a statement, if they so desire, and respond to appropriate questions from shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF KPMG AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016.

If Proposal 2 is not approved, the Audit Committee will reconsider the appointment of KPMG as our independent registered public accounting firm for 2016.

Disclosure of Fees Charged by the Independent Registered Public Accounting Firm

The following table summarizes the fees billed by KPMG for services rendered to the Company and its subsidiaries during 2014 and 2015.

	Year Ended	Year Ended
	12/31/2015	12/31/2014
Audit Fees(1)	$146,200	$122,700
Audit-Related Fees	—	—
Tax Fees	$51,625	$74,700
All Other Fees(2)	—	3,000

Total Fees	$197,825	$200,400

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(1)

Audit Fees include professional services rendered for the audit of annual financial statements, reviews of quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC. The 2015 amount includes $11,200 in overages paid in 2015 related to the 2014 audit.

(2)	All Other Fees included services related to a consent related to a registration statement on Form S-8 filed by the Company with the SEC in 2014.

Preapproval by Audit Committee

The Audit Committee has adopted policies and procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by the independent registered public accounting firm (the “Services”) to ensure that the provision of the Services does not impair the firm’s independence. The pre-approval policies and procedures are as follows:

•

The Audit Committee has established a pre-approval fee cap of $25,000, under which any Services in excess of the $25,000 fee cap must be submitted to the Audit Committee for review and pre-approval, and any Services less than the $25,000 fee cap must be approved by the Chief Financial Officer and then reported to the Audit Committee at their next regularly scheduled meeting.

•	Pre-approval actions taken during Audit Committee meetings are recorded in the minutes of the meetings.

Audit Committee Report

The Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. KPMG served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2015.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. The Company’s independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board (“PCAOB”) and issuing reports on the Company’s financial statements and the effectiveness of the Company’s internal controls over financial reporting. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met and held discussions with management and KPMG regarding the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015. The Audit Committee reviewed the audit plan and scope with KPMG and discussed with KPMG the matters required by the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard 16, as amended, – Communications with the Audit Committee. The Audit Committee also met with KPMG without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

The Committee also discussed with KPMG its independence from management and the Company, and received its written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the audit committee concerning independence.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2015, were prepared in accordance with United States generally accepted accounting principles. Based on the Audit Committee’s discussions with management and KPMG and its review of KPMG’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Randolph J. Fortener, Chairman

Paul A. Reeder, III

Bradley C. Shoup

Frances A. Skinner

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PROPOSAL 3 — ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our executive officers identified in the Summary Compensation Table of this Proxy Statement (the “named executive officers”).

As described in detail in the section entitled, “EXECUTIVE OFFICERS AND COMPENSATION INFORMATION,” we believe that executive compensation should be linked with the Company’s performance and significantly aligned with the interests of the Company’s shareholders. In addition, our executive compensation program is designed to allow us to retain, and recognize the contributions of, employees who play a significant role in our current and future success. We urge you to read the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure for a detailed description of the fiscal year 2015 compensation of our named executive officers.

The vote on this resolution is not intended to address any specific element of compensation; rather, the advisory vote relates to the overall compensation of our named executive officers. This vote is advisory and therefore not binding on the Company. However, the Board and the Compensation Committee will review the voting results and will take into account the outcome of the vote when determining future compensation for the Company’s named executive officers.

Accordingly, we ask our shareholders to vote on the following resolution:

“RESOLVED, that the Company’s shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company’s Proxy Statement for the 2016 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.”

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

ADDITIONAL INFORMATION

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Given the Company’s relatively small size, our limited number of record shareholders, and the Board’s consistent practice of being open to receiving direct communications from shareholders, the Board believes that it is not necessary to implement, and we do not have, a formal process for shareholders to send communications to the Board. Our practice is to forward any communication addressed to the full Board to the Chairman; to a group of directors, to a member of the group; or to an individual director, to that person.

SHAREHOLDER PROPOSALS FOR 2017 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in the Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by the Company’s Secretary on or before November 11, 2016, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act.

Our Amended and Restated Code of Regulations (our “Regulations”) govern the submission of director nominations and other business proposals that a shareholder wishes to have considered at the annual meeting of shareholders, but which are not included in our Proxy Statement for that meeting. Under our Regulations, director nominations or other business proposals to be addressed at our next annual meeting may be made by a shareholder entitled to vote who has delivered a notice to the Secretary of the Company not later than the close of business on December 11, 2016 and not earlier than November 11, 2016. The notice must comply with the procedures and requirements of our Regulations.

These advance notice provisions in our Regulations are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the Proxy Statement under the rules of the SEC. A proxy granted by a shareholder

25

will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice provisions in our Regulations, subject to applicable SEC rules. A copy of our Regulations may be obtained from the Secretary of the Company, James F. Laird, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 or by phone at (614) 255-3333.

SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” generally permits the Company to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if the Company believes such shareholders are members of the same family, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces expenses. The Company has instituted householding. If (i) you wish to receive separate annual reports or proxy statements, either this year or in the future, or (ii) members of your household receive multiple copies of the annual report and proxy statement and you wish to request householding, you may contact the Company’s transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or by phone at (212) 509-4000, or write to Mr. James Laird at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, or by phone at (614) 255-3333.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or Annual Report on Form 10-K or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the proxy card and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird

Secretary

26

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 000-24498

DIAMOND HILL INVESTMENT GROUP, INC.

(Exact name of registrant as specified in its charter)

Ohio	65-0190407
(State of	(I.R.S. Employer
incorporation)	Identification No.)

325 John H. McConnell Blvd., Suite 200,
Columbus, Ohio 43215	43215
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (614) 255-3333

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.    Yes  ☐     No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the

Act.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒     No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange

Act).    Yes  ☐     No  ☒

Aggregate market value of the registrant’s common shares (the only common equity of the registrant) held by non-affiliates of the registrant, based on the closing price of $199.66 on June 30, 2015 on the NASDAQ Global Select Market was $593,336,011. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that the registrant’s executive officers and directors are affiliates.

The number of issuer’s common shares outstanding, as of February 25, 2016, was 3,398,695 shares.

Documents Incorporated by Reference

Portions of the registrant’s definitive proxy statement for the 2016 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, are incorporated by reference into Part III of this report.

Diamond Hill Investment Group, Inc.

Form 10-K

For the Fiscal Year Ended December 31, 2015

PART I

Item 1.	Business

Forward-Looking Statements

Throughout this Annual Report on Form 10-K, Diamond Hill Investment Group, Inc. (the “Company,” “we,” “us” and “our”) may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to such matters as anticipated operating results, prospects and levels of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “hope,” “seek,” “plan,” “intend” and similar expressions identify forward-looking statements that speak only as of the date thereof. While we believe that the assumptions underlying our forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and, accordingly, our actual results and experiences could differ materially from the anticipated results or other expectations expressed in our forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of our products; changes in interest rates; changes in national and local economic and political conditions, the continuing economic uncertainty in various parts of the world; changes in government policy and regulation, including monetary policy; changes in our ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in other public documents on file with the U. S. Securities and Exchange Commission (“SEC”), including those discussed below in Item 1A. Throughout this Annual Report on Form 10-K, when we use the terms the “Company,” “management,” “we,” “us,” and “our,” we mean Diamond Hill Investment Group, Inc. and its subsidiaries.

Overview

The Company, an Ohio corporation organized in April 1990, derives its consolidated revenue and net income from investment advisory and fund administration services provided by its subsidiaries Diamond Hill Capital Management, Inc. (“DHCM”), Beacon Hill Fund Services, Inc. (“BHFS”), and BHIL Distributors, Inc. (“BHIL”). BHFS and BHIL collectively operate as “Beacon Hill”. DHCM is a registered investment adviser under the Investment Advisers Act of 1940. DHCM sponsors, distributes, and provides investment advisory and related services to U.S. and foreign clients through Diamond Hill Funds (the “Funds”), institutional accounts, an exchange traded fund, and private investment funds (generally known as “hedge funds”). Beacon Hill provides fund administration and statutory underwriting services to U.S. and foreign clients, including the Funds.

The Company’s primary objective is to fulfill our fiduciary duty to our clients. Our secondary objective is to grow the intrinsic value of the Company in order to achieve an adequate long-term return for our shareholders.

Investment Advisory Activities

Clients

The Company provides investment advisory services to a broad range of clients, including corporations, mutual funds, retirement plans, public pension funds, endowments, foundations, financial institutions and high net worth individuals. We strive to expand our client base by attracting new clients and earning additional business from existing clients.

Investment Philosophy

We believe that a company’s intrinsic value is independent of its stock price. We also believe competitive long-term returns can be achieved by buying (shorting) companies when the current market price is at a discount (premium) to our estimate of intrinsic value, based upon a discounted cash flow methodology.

The following are the guiding principles for our philosophy:

•	Treat every investment as a partial ownership interest in that company.

Investing is most intelligent when it is viewed through the lens of an owner.

•	Always invest with a margin of safety.

Our discipline is to purchase (short) securities at a sufficient discount (premium) to our estimate of intrinsic value. We estimate the intrinsic value of the company independent of the current stock market price then compare our estimate to the price to determine if an opportunity exists. When we successfully identify securities trading below (above) our estimate of intrinsic value, it increases the potential reward and serves as the most effective risk control.

•	Possess a long-term investment temperament.

In the short term, emotion as much as economic fundamentals drives market prices. Over time, the economic performance of the company and the price paid, versus the market, will determine investment return.

•	Recognize that market price and intrinsic value tend to converge over a reasonable period of time.

Investment opportunity lies in the ability to buy (or short), when the current market price does not reflect a company’s intrinsic value, and to sell (or cover) when price and value converge.

Investment Process

DHCM’s investment process begins with fundamental research focusing on estimating a company’s intrinsic value independent of its current stock price. Bottom-up analysis, which takes into consideration earnings, revenue growth, operating margins and other economic factors, is of primary importance in estimating the intrinsic value of an individual company. A five-year discounted cash flow analysis is the primary methodology to determine whether there is a discrepancy between the current market price and DHCM’s estimate of intrinsic value. In order to forecast the amount and timing of cash flows, the research analysts concentrate on the fundamental economic drivers of the business, including competitive positioning, quality of management, and balance sheet strength. Research analysts also evaluate each company within the context of sector and industry secular trends. Key factors in analyzing sectors and industries include relative pricing power, ability to earn excess returns, long-term capital flow, and other fundamental factors. DHCM also applies an intrinsic value philosophy to the analysis of fixed income securities.

Only securities selling at a discount (premium) to intrinsic value will be purchased (sold short). A portfolio manager assigns the highest weights to the highest conviction names. Within certain diversification constraints, a portfolio manager is willing to take outsized positions in the highest conviction ideas and we will often have no exposure to industries without attractive intrinsic value opportunities. A stock will be sold (or covered) if its price reaches DHCM’s estimate of intrinsic value, if fundamentals deteriorate, if a more attractive opportunity is identified, or if the holding reaches a specified limit as a percent of the portfolio.

DHCM believes that many investors’ short-term focus hinders their long-term results, which creates market inefficiencies and, therefore, opportunities. In addition, not all investors are valuation sensitive. We believe that we can exploit these market anomalies/inefficiencies by possessing a long-term investment temperament and practicing a consistent and repeatable business appraisal approach to investing. Furthermore, DHCM believes that investing in securities whose market prices are significantly below its estimate of intrinsic value (or selling short securities whose market prices are above its estimate of intrinsic value) is a reliable method to achieve above average relative returns, as well as mitigate risk.

Investment Advisory Fees

The Company’s principal source of revenue is investment advisory fee income earned from managing client accounts under investment advisory and sub-advisory agreements. The fees earned depend on the type of investment strategy, account size and servicing requirements. Revenues depend on the total value and composition of assets under management (“AUM”). Accordingly, net cash flows from clients, market fluctuations in client portfolios, and the composition of AUM impact our revenues and results of operations. We also have certain agreements which allow us to earn variable fees in the event that investment returns exceed targeted amounts during a measurement period.

Investment Strategies

The Company offers several traditional and alternative investment strategies, which are all based on the same intrinsic value philosophy. As of December 31, 2015, we offered the following representative investment strategies to our clients:

1.	Small Cap - Pursues long-term capital appreciation by investment in a portfolio of small-capitalization U.S. equity securities.

2.	Small-Mid Cap - Pursues long-term capital appreciation by investing in a portfolio of small- and mid-capitalization U.S. equity securities.

3.	Mid Cap - Pursues long-term capital appreciation by investing in a portfolio of mid-capitalization U.S. equity securities

4.	Large Cap - Pursues long-term capital appreciation by investing in a portfolio of large-capitalization U.S. equity securities.

5.	Select - Pursues long-term capital appreciation by investing in a concentrated portfolio of U.S. companies across a broad range of market capitalizations.

6.	Long-Short - Pursues long-term capital appreciation by both investing long and selling short U.S. companies across a broad range of market capitalizations.

7.	Research Opportunities - Pursues long-term capital appreciation by both investing long and selling short U.S. companies across a broad range of market capitalizations, as well as by investing up to 20% in international equities and up to 20% in fixed income investments.

8.	Financial Long-Short - Pursues long-term capital appreciation by both investing long and selling short U.S. financial services companies across a broad range of market capitalizations.

9.	Valuation-Weighted 500 - Pursues long-term capital appreciation by investing in large-capitalization U.S. equity securities that seek to track the price and total return of the Diamond Hill Valuation-Weighted 500 Index.

10.	Strategic Income - Pursues high current income, preservation of capital, and total return by investing in corporate bonds across the credit spectrum.

11.	High Yield - Pursues high current income with the opportunity for capital appreciation by investing in corporate bonds with a credit characteristics that are below investment grade.

Investment Results

The Company believes that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. We are pleased that, during our history as an investment advisory firm, we have delivered what we believe are strong long-term investment returns for our clients. Investment returns have been a key driver in the long-term success we have achieved in growing assets under management (“AUM”).

In 2015, the Russell 1000 Index posted a total return, including dividends, of 0.92%, while the broader Russell 3000 Index posted a 0.48% total return. Small cap stocks fared worse than large cap stocks, with the Russell 2000 Index posting a total return of -4.41%. Absolute returns for our equity strategies were primarily negative in 2015, while returns relative to benchmarks were mixed. Across most of our equity strategies, holdings in the energy and industrials sectors were the primary detractors from return in 2015, reflecting concerns about the slowdown in China’s economic growth as well as exposure to commodity price declines. Nonetheless, as of December 31, 2015, the since-inception returns for all but one of our strategies with at least a five-year track record exceeded their respective benchmark returns. The only exception was our Research Opportunities Fund. As always, we remain focused on five-year periods to evaluate our results, as we believe five years is the shortest time period for statistical significance.

The performance of active strategies relative to a passive benchmark tends to be cyclical. These cycles are created because price momentum can persist in the short-term but reverts in the long-term. Market returns are often driven by investor emotions and unpredictable market psychology in the short-term, which has been extended in recent years by unprecedented monetary stimulus; an extended bull market characterized by lower volatility, lower dispersion, and higher correlations; less focus on individual, bottom-up company fundamentals; and self-reinforcing passive flows. While market conditions over the past five years have made it difficult for many active managers to outperform passive alternatives, we expect the cycle will turn in favor of active management, and we are beginning to see signs of a turning point. Dispersion between individual stock returns is increasing, and in December 2015 the Federal Reserve increased its Fed Funds target rate for the first time since 2006. We continue to believe that our intrinsic value-focused approach will outperform over a full market cycle, supported by our intrinsic value-based investment philosophy, long-term perspective, disciplined approach, and alignment with our clients’ interests. The following is a summary of the investment returns for each of our representative strategies as of December 31, 2015, relative to its respective passive benchmark.

		As of December 31, 2015
						Since
	Inception	1 Year	3 Year	5 Year	10 Year	Inception
Diamond Hill Small Cap Fund	12/29/2000	(3.47)%	12.34%	8.36%	6.29%	10.80%
Russell 2000		(4.41)%	11.65%	9.19%	6.80%	7.27%
Diamond Hill Small-Mid Cap Fund	12/30/2005	1.32%	15.50%	11.38%	8.71%	8.71%
Russell 2500		(2.90)%	12.46%	10.32%	7.56%	7.56%
Diamond Hill Mid Cap Fund	12/31/2013	0.74%	N/A	N/A	N/A	4.27%
Russell Midcap		(2.44)%	N/A	N/A	N/A	5.10%
Diamond Hill Large Cap Fund	6/29/2001	(0.85)%	14.47%	11.62%	7.24%	7.85%
Russell 1000		0.92%	15.01%	12.44%	7.40%	5.97%
Diamond Hill Select Fund	12/30/2005	(1.14)%	16.77%	11.66%	7.68%	7.68%
Russell 3000		0.48%	14.74%	12.18%	7.35%	7.35%
Diamond Hill Long-Short Fund	6/30/2000	(1.40)%	9.32%	7.98%	4.94%	6.76%
60% Russell 1000 / 40% BofA ML US 0-3 Month T-Bill		0.75%	8.93%	7.50%	5.17%	3.64%
Diamond Hill Research Opportunities Fund	3/31/2009	(5.00)%	10.58%	9.06%	N/A	14.05%
Russell 3000		0.48%	14.74%	12.18%	N/A	17.61%
Diamond Hill Financial Long-Short Fund	8/1/1997	(4.40)%	12.49%	9.42%	2.13%	6.98%
Russell 3000 Financials		0.68%	15.58%	11.48%	1.53%	4.81%
Diamond Hill Strategic Income Fund	9/30/2002	1.49%	3.05%	4.87%	5.66%	6.88%
BofA ML US Corporate & High Yield		(1.37)%	1.75%	4.61%	5.58%	6.10%

-	Fund returns are Class I shares net of fees

-	Index returns do not reflect any fees

Assets Under Management

The following tables show AUM by product and investment objective as well as net client cash flows for the past five years ended December 31, 2015:

	Assets Under Management by Product As of December 31,
(in millions)	2015	2014	2013	2012	2011
Proprietary funds	$11,505	$9,863	$7,600	$5,251	$4,405
Sub-advised funds	665	665	444	947	972
Institutional accounts	4,671	5,128	4,142	3,231	3,294

Total AUM	$16,841	$15,656	$12,186	$9,429	$8,671

	Assets Under Management by Investment Objective As of December 31,
(in millions)	2015	2014	2013	2012	2011
Small Cap	$1,703	$1,575	$1,402	$939	$932
Small-Mid Cap	2,088	1,295	780	364	277
Large Cap	7,547	7,926	6,254	5,211	4,885
Select (All Cap)	545	432	327	258	321
Long-Short	4,597	4,179	3,213	2,455	2,082
Strategic Income	361	249	210	202	174

Total AUM	$16,841	$15,656	$12,186	$9,429	$8,671

	Change in Assets Under Management For the Year Ended December 31,
(in millions)	2015	2014	2013	2012	2011
AUM at beginning of the year	$15,656	$12,186	$9,429	$8,671	$8,623
Net cash inflows (outflows)
proprietary funds	1,916	1,618	713	429	56
sub-advised funds	(6)	166	(758)	(149)	21
institutional accounts	(443)	478	(263)	(499)	(74)

	1,467	2,262	(308)	(219)	3

Net market appreciation (depreciation) and income	(282)	1,208	3,065	977	45

Increase during the year	1,185	3,470	2,757	758	48

AUM at end of the year	$16,841	$15,656	$12,186	$9,429	$8,671

Capacity

The Company’s primary goal is to fulfill our fiduciary duty to clients. We understand that our ability to retain and grow assets as a firm has been, and will be, driven primarily by delivering attractive long-term investment results to our clients. When we have determined that the size of any of our strategies hinders our ability to add value over a passive alternative, we have closed those strategies to new clients and we will continue to do so, which will impact our ability to grow AUM. We have prioritized, and will continue to prioritize, investment results over asset accumulation. The Small Cap strategy was closed to new investors as of December 31, 2015 and the Long-Short strategy was closed to new investors as of June 12, 2015. We estimate our AUM capacity to be approximately $30-$40 billion, with AUM of $16.8 billion as of December 31, 2015.

Distribution Channels

The Company’s investment advisory services are distributed through multiple channels. Our institutional sales efforts include building relationships with institutional consultants and also establishing direct relationships with institutional clients. Our sales efforts for the Funds include wholesaling to third-party financial intermediaries, including independent registered investment advisers, brokers, financial planners, and wealth advisers, who utilize the Funds in investment programs they construct for their clients.

AUM by Channel

Below is a summary of our AUM by distribution channel for the past five years ended December 31, 2015:

	AUM by Distribution Channel As of December 31,
(in millions)	2015	2014	2013	2012	2011
Proprietary funds:
Registered investment advisers	$2,723	$2,363	$1,678	$1,258	$1,049
Independent broker/dealers	2,329	1,862	1,400	917	665
Wirehouse broker/dealers	1,963	1,760	1,261	758	674
Banks	2,735	2,176	1,668	1,407	927
Defined contribution	1,218	1,232	1,226	739	737
Other	537	470	367	172	353

Total proprietary funds	11,505	9,863	7,600	5,251	4,405
Sub-advised funds	665	665	444	947	972
Institutional accounts:
Institutional consultant	2,370	2,681	1,965	1,857	1,836
Financial intermediary	1,474	1,573	1,488	1,164	1,237
Direct	827	874	689	210	221

Total institutional accounts	4,671	5,128	4,142	3,231	3,294

Total AUM	$16,841	$15,656	$12,186	$9,429	$8,671

Growth Strategy

The Company’s growth strategy will remain focused on achieving excellent investment results in all our strategies and providing the highest level of client service. We will continue to focus on the development of distribution channels to enable us to offer our various investment strategies to a broad array of clients. We seek to continue to grow our AUM through our proprietary funds and institutional accounts. We have a targeted strategic business plan to further penetrate our existing distribution channels. Our business development efforts are focused on expanding the institutional consultant channel and plan sponsor network on the separate account side, as well as our intermediary network on the fund side.

Fund Administration Activities

Fund Administration Services

The Company provides fund administration services to the Funds and other third party mutual fund companies and investment advisers. Fund administration services are broadly defined as portfolio and regulatory compliance, treasury and financial oversight, statutory underwriting, oversight of back-office service providers such as the custodian, fund accountant, and transfer agent, and general business management and governance of the mutual fund complex. These services are offered on a stand-alone basis, as well as through a series or “umbrella” trust whereby individual investment advisers can establish a mutual fund under a fund complex sponsored by the Company.

Fund Administration Fees

The Company earns revenue from performing the various fund administration activities described above under individual client agreements. The fees earned depend on the type of service, fund size, and/or servicing requirements. Certain client agreements have a fixed fee arrangement while others have a fee derived as a percentage of assets under administration.

Competition

Competition in the area of investment management and fund administration is intense, and our competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives, including passive index strategies. Many competitors are better known than the Company, offer a broader range of investment products and have more offices, employees and business development representatives. We compete primarily on the basis of philosophy, performance and client service.

Regulation

The Company and our business are subject to various federal, state and foreign laws and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of participants in those markets, including investment advisory clients and shareholders of investment funds. Under these laws and regulations, agencies that regulate investment advisers have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business in the event the adviser fails to comply with such laws and regulations. Possible sanctions that may be imposed include civil and criminal liability, the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser, broker/dealer, and other registrations, censures and fines.

DHCM is registered with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940 and are required to make notice filings with all states where the Funds are offered for sale. BHIL is registered with the SEC as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Virtually all aspects of our investment advisory and fund administration business are subject to various federal and state laws and regulations.

To the extent that DHCM is a “fiduciary” under the Employee Retirement Income Security Act of 1974 (“ERISA”) with respect to benefit plan clients, it is subject to ERISA regulations. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries, prohibit certain transactions involving ERISA plan clients, and provide monetary penalties for violations of these prohibitions. The U.S. Department of Labor, which administers ERISA, has been increasingly active in proposing and adopting regulations affecting the asset management industry.

The Company’s trading activities for client accounts are regulated under the Securities Exchange Act of 1934 (the “Exchange Act”), as well as as various FINRA rules, including laws governing trading on inside information, market manipulation and a broad number of trading requirements (e.g., volume limitations, reporting obligations) and market regulation policies in the United States.

The preceding descriptions of the regulatory and statutory provisions applicable to us are not complete and are qualified in their entirety by reference to their respective statutory or regulatory provisions. Failure to comply with these requirements could have a material adverse effect on our business.

Contractual Relationships with the Diamond Hill Funds

The Company is very dependent on our contractual relationships with the Funds. In the event our advisory or administration agreements with the Funds are terminated, not renewed, or amended to reduce fees, we would be materially and adversely affected. We generated approximately 75%, 73% and 71% of our 2015, 2014 and 2013 revenues, respectively, from our advisory and administrative contracts with the Funds. We consider our relationship with the Funds and their board of trustees to be good, and have no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company. Please see Item 1A for risk factors regarding this relationship.

Employees

As of December 31, 2015, the Company and its subsidiaries employed 126 full-time equivalent employees. As of December 31, 2014, the comparable number was 107. We believe that our relationship with our employees is good. Our employee count has been growing over the past several years and we expect that general trend to continue.

SEC Filings

The Company maintains an Internet website at www.diamond-hill.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, XBRL instance documents, Current Reports on Form 8-K and amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available free of charge, on or through our website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The contents of our website are not incorporated into, or otherwise made a part of, this Annual Report on Form 10-K. Our filings with the Commission may be read and copied at the Commission’s Public Reference Room at 100F Street, NE, Washington, DC 20549. These filings are also available on the Commission’s web-site at http://www.sec.gov free of charge.

ITEM 1A.	Risk Factors

The Company’s future results of operations, financial condition, liquidity, and the market price of our common shares are subject to various risks, including those mentioned below and those that are discussed from time-to-time in our other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding our common shares. There may be additional risks of which we are currently unaware, or which we currently consider immaterial. The occurrence of any of these risks could have a material adverse effect on our financial condition, results of operations, liquidity, and value of our common shares. Please see “Forward Looking Statements” within Item 1 of Part I of this Form 10-K.

Poor investment results of our products could affect our ability to attract new clients or reduce the amount of assets under management, potentially negatively impacting revenue and net income.

If we fail to deliver acceptable investment results for our clients, both in the short and long term, we will likely experience diminished investor interest and potentially a diminished level of AUM. Adverse opinions of the funds we administer or advise published by third parties, including rating agencies and industry analysts, could also decrease our AUM and our revenues.

Investment funds are assessed and rated by independent third parties, including rating agencies, industry analysts and publications. Investors can be influenced by such ratings. If any of the funds we administer or advise receives an adverse report, it could negatively influence the amount of money invested into the fund and increase withdrawals from the fund reducing our AUM and our revenue.

The Company’s success depends on our key personnel, and our financial performance could be negatively affected by the loss of their services.

Our success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the investment management industry. Financial services professionals are in high demand, and we face significant competition for qualified employees. With the exception of R. H. Dillon, our Chairman and a portfolio manager, our employees do not have employment contracts and generally can terminate their employment at any time. The Company cannot assure that we will be able to retain or replace key personnel. In order to retain or replace our key personnel, we may be required to increase compensation, which would decrease net income. The loss of key personnel could damage our reputation and make it more difficult to retain and attract new employees and clients. A loss of client assets resulting from the departure of key personnel may materially decrease our revenues and net income.

The Company’s AUM, which impacts revenue, is subject to significant fluctuations.

A large majority of our revenue is calculated as a percentage of AUM or is related to the general performance of the equity securities market. A decline in securities prices or in the sale of investment products, or an increase in fund redemptions, generally would reduce fee income. Financial market declines would generally negatively impact the level of our AUM and consequently our revenue and net income. A recession or other economic or political events, both in the United States as well as globally, could also adversely impact our revenue, if such events led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.

The Company’s investment results and/or the growth in our AUM may be constrained if appropriate investment opportunities are not available or if we close certain of our portfolios.

The Company’s ability to deliver strong investment results depends in large part on our ability to identify appropriate investment opportunities in which to invest client assets. If we are unable to identify sufficient investment opportunities for existing and new client assets on a timely basis, our investment results could be adversely affected. The risk that appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, and is likely to increase if our AUM increases rapidly. In addition, if we determine that sufficient investment opportunities are not available for a portfolio strategy, or we believe that in order to continue to produce attractive returns from a portfolio, we will consider closing the portfolio to new investors. The Small Cap strategy was closed to new investors as of December 31, 2015 and the Long-Short strategy was closed to new investors as of June 12, 2015. If we misjudge the point at which it would be optimal to close a portfolio, the investment results of the portfolio could be negatively impacted.

The Company is subject to substantial competition in all aspects of our business.

Our investment products compete against a number of investment products and services from:

•	asset management firms;

•	mutual fund companies;

•	commercial banks and thrift institutions;

•	insurance companies;

•	exchange traded funds;

•	hedge funds; and

•	brokerage and investment banking firms.

Many of our competitors have substantially greater resources than the Company and may operate in more markets or offer a broader range of products, including passively managed or “index” products. Some of these institutions operate in a different regulatory environment, which may give them certain competitive advantages in the investment products and portfolio structures that they offer. We compete with other providers of investment services primarily based upon our philosophy, performance and client service. Some institutions have a broad array of products and distribution channels that make it more difficult for us to compete with them. If current or potential customers decide to use one of our competitors, we could face a significant decline in market share, AUM, revenues, and net income. If we are required to lower our fees in order to remain competitive, our net income could be significantly reduced because some of our expenses are fixed, especially over shorter periods of time, and our expenses may not decrease in proportion to the decrease in revenues.

The loss of access to or increased fees required by third party distribution sources to market our portfolios and access our client base could adversely affect our results of operations.

The Company’s ability to attract additional AUM is dependent on our relationship with third-party financial intermediaries. We compensate some of these intermediaries for access to investors and for various marketing services provided. These distribution sources and client bases may not continue to be accessible to us for reasonable terms, or at all. If such access is restricted or eliminated, it could have an adverse effect on our results of operations. Fees paid to financial intermediaries for investor access and marketing services have generally increased over the past few years. If such fee increases continue, refusal to pay them could restrict our access to those client bases while paying them could adversely affect our profitability.

A significant portion of the Company’s revenues are based on contracts with the Funds that are subject to termination without cause and on short notice.

The Company is very dependent on our contractual relationships with the Funds. If our advisory or administration agreements with the Funds were terminated, not renewed, or amended to reduce fees, we would be materially and adversely affected. Generally, these agreements are terminable by either party upon 60 days written notice without penalty. The agreements are subject to annual approval by either (i) the board of trustees of the Funds or (ii) a vote of the majority of the outstanding voting securities of each Fund. The agreements automatically terminate in the event of their assignment by either the Company or the Fund. We generated approximately 75%, 73%, and 71% of our 2015, 2014 and 2013 revenues, respectively, from our advisory and administrative contracts with the Funds, including 30%, 15%, and 10% from the advisory contracts with the Diamond Hill Long-Short Fund, Large Cap Fund, and Small Cap Fund, respectively, during 2015. The loss of the Long-Short Fund, Large Cap Fund, or Small Cap Fund contracts would have a material adverse effect on the Company. We consider our relationship with the Funds and their board of trustees to be good, and we have no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there can be no assurance that the Funds will choose to continue their relationships with us.

Operational risks may disrupt our business, result in losses or limit our growth.

The Company is dependent on the capacity and reliability of the communications, information and technology systems supporting our operations, whether developed, owned and operated by the Company or by third parties. Operational risks such as trading or operational errors, interruption of our financial, accounting, trading, compliance and other data processing systems, the loss of data contained in the systems, or compromised systems due to cyber-attack, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus adversely affect our business.

The Company’s business is subject to substantial governmental regulation.

Our business is subject to a variety of federal securities laws, including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the U.S. PATRIOT Act of 2001. In addition, we are subject to significant regulation and oversight by the SEC and FINRA. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on our operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products we offer. We continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact our business. We and our directors, officers and employees could be subject to lawsuits or regulatory proceedings for violations of such laws and regulations, which could result in the payment of fines or penalties and cause reputational harm to the Company. Such harm could negatively affect our financial condition and results of operations, as well as divert management’s attention from operations.

We continue to seek to understand, evaluate and, when possible, manage and control these and other business risks.

Trading in our common shares is limited, which may adversely affect the time and the price at which you can sell your shares of the Company.

Although our common shares are listed on the NASDAQ Global Select Market, the shares are held by a relatively small number of shareholders, and trading in our common shares is not active. The spread between the bid and the asked prices is often wide. As a result, you may not be able to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. In addition, certain shareholders, including certain directors and officers of the Company, own a significant number of shares. The sale of a large number of shares by any such individual could temporarily depress the market price.

ITEM 1B.	Unresolved Staff Comments

None.

ITEM 2.	Properties

The Company leases office space at one location in Columbus, Ohio and one location in Berwyn, Pennsylvania.

The Company does not own any real estate or interests in real estate.

ITEM 3.	Legal Proceedings

From time to time, the Company is party to ordinary routine litigation that is incidental to its business. There are currently no material legal proceedings.

ITEM 4.	Mine Safety Disclosures

Not applicable.

PART II

ITEM 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following performance graph compares the total shareholder return of an investment in our common shares to that of the Russell Microcap® Index, and to a peer group index of publicly traded asset management firms for the five-year period ending on December 31, 2015. The graph assumes that the value of the investment in our common shares and each index was $100 on December 31, 2010. Total return includes reinvestment of all dividends. The Russell Microcap® Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000® Index plus the next 1,000 smallest securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of the measurement period. The historical information set forth below is not necessarily indicative of future performance. We do not make or endorse any predictions as to future stock performance.

							Cumulative
							5 Year Total
	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	Return
Diamond Hill Investment Group, Inc.	$100	$109	$112	$200	$240	$338	238%
Russell Microcap® Index	$100	$91	$109	$158	$164	$156	56%
Peer Group*	$100	$72	$91	$143	$146	$114	14%

* The Peer Group is based upon all asset managers with market cap of less than $5 billion excluding firms whose primary business is hedge fund or private equity, and firms with multiple lines of business. The following companies are included in the Peer Group: Alliance Bernstein Holding L.P.; Calamos Asset Management, Inc.; Cohen & Steers, Inc.; Eaton Vance Corp.; Federated Investors, Inc.; GAMCO Investors, Inc.; Hennessy Advisors, Inc.; Janus Capital Group, Inc.; Legg Mason, Inc.; Pzena Investment Management, Inc.; Teton Advisors, Inc.; U.S. Global Investors, Inc.; Virtus Investment Partners, Inc.; Waddell & Reed Financial, Inc.; Wisdomtree Investments, Inc.; and Westwood Holdings Group, Inc.

The Company’s common shares trade on the NASDAQ Global Select Market under the symbol DHIL. The following table sets forth the high and low sales prices during each quarter of 2015 and 2014:

	2015			2014
	High	Low	Dividend	High	Low	Dividend
	Price	Price	Per Share	Price	Price	Per Share
Quarter ended:
March 31	$164.49	$129.76	$—	$130.57	$112.83	$—
June 30	$208.96	$161.92	$—	$133.50	$115.86	$—
September 30	$202.50	$184.20	$—	$133.62	$122.89	$—
December 31	$228.79	$187.75	$5.00	$143.06	$114.57	$4.00

Due to the relatively low volume of traded shares, bid/ask spreads can be fairly wide at times and therefore, quoted prices may not be indicative of the price a shareholder may receive in an actual transaction. During the years ended December 31, 2015 and 2014, approximately 2,320,086 and 1,553,212, respectively, of our common shares were traded. The dividends indicated above were special dividends. We have not paid regular quarterly dividends in the past, and have no present intention of paying regular dividends in the future. The approximate number of record holders of our common shares at December 31, 2015 was 219, although we believe that the number of beneficial owners of our common shares is substantially greater.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of our common shares through the repurchase program during the year ended December 31, 2015. The following table sets forth information regarding our repurchase program of our common shares and shares withheld for tax payments due upon vesting of employee restricted stock units and restricted stock awards which vested during the fourth quarter of fiscal year 2015:

Period	Total Number of Shares Purchased(a)	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs(b)
October 1, 2015 through October 31, 2015	666	$189.29	—	318,433
November 1, 2015 through November 30, 2015	—	$—	—	318,433
December 1, 2015 through December 31, 2015	1,932	$227.40	—	318,433

Total	2,598	$217.63	—	318,433

(a)	All of the 2,598 shares of the Company’s common shares purchased during the quarter ended December 31, 2015 represented shares which were withheld for tax payments due upon the vesting of employee restricted stock units and restricted share awards which vested during the quarter.
(b)	The Company’s current share repurchase program was announced on August 9, 2007. The board of directors authorized management to repurchase up to 350,000 of our common shares in the open market and in private transactions in accordance with applicable securities laws. Our repurchase program is not subject to an expiration date.

We sold no equity securities of the Company during 2015 that were not registered under the Securities Act of 1933.

ITEM 6.	Selected Financial Data

The following selected financial data should be read in conjunction with our Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Annual Report on Form 10-K.

	For the Years Ended December 31,
(in thousands, except per share data)	2015	2014	2013	2012	2011
Income Statement Data:
Total revenues	$124,426	$104,559	$81,432	$66,657	$63,895
Compensation and related costs	47,951	43,892	40,852	33,868	32,875
Other expenses	17,755	13,206	9,898	8,361	7,959
Total expenses	65,706	57,098	50,750	42,229	40,834
Net operating income	58,720	47,460	30,682	24,428	23,061
Operating profit margin	47.2%	45.4%	37.7%	36.6%	36.1%
Net income	37,074	31,581	22,155	16,931	14,353
Per Share Information:
Basic earnings	$11.31	$9.88	$7.05	$5.44	$4.86
Diluted earnings	11.03	9.67	6.94	5.44	4.86
Cash dividend declared	5.00	4.00	3.00	8.00	5.00
Weighted Average Shares Outstanding
Basic	3,278	3,196	3,142	3,111	2,952
Diluted	3,360	3,266	3,194	3,111	2,952

	At December 31,
	2015	2014	2013	2012	2011
Balance Sheet Data (in thousands):
Total assets	$145,187	$107,709	$75,353	$41,236	$37,720
Long-term debt	—	—	—	—	—
Shareholders equity	105,314	74,319	44,943	21,736	18,050
Assets Under Management (in millions)	$16,841	$15,656	$12,186	$9,429	$8,671
Net Client Flows (in millions)	1,467	2,262	(308)	(219)	3

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this section, we discuss and analyze the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with our Consolidated Financial Statements, Notes to Consolidated Financial Statements, and Selected Financial Data contained in this Form 10-K.

Business Environment

U.S. stocks rose modestly in the first half of 2015 but lost momentum in the third quarter as investor concerns over a slowdown in China’s economic growth negatively impacted commodity prices. China is the world’s largest importer of raw materials. This slowdown has also strained many other developing countries and large portions of the global industrial sector as China has been a meaningful source of incremental demand for key industrial end markets. A strong fourth quarter was not enough to completely save the year and most major market indexes ended 2015 somewhere close to even.

In 2015, market returns were very narrow with much of the strength in a handful of stocks. Netflix (+134%) and Amazon (+118%) were the best performers for the year, far outpacing the Russell 1000 Index return. The energy sector posted the largest decline (-22% within the Russell 1000 Index) as oil prices fell meaningfully for the second consecutive year. The price of oil at the end of 2015 was approximately $37 per barrel, down from more than $100 per barrel in 2014. Robust production from U.S. shale-oil fields pushed the global crude market into oversupply in late 2014, and production rose again in 2015 as producers worldwide chose to maintain high production levels. U.S inventories of crude oil are near an eight-decade high.

Thus far, it appears consumers have largely used the money saved from lower gasoline prices to pay down debt and to increase savings. However, we would expect increases in household spending associated with lower gasoline prices to occur with a meaningful lag as consumers gain confidence that the decline is long-term. Any incremental consumer spending in the coming year could provide a modest boost to the economy, partially offset by job losses in the energy sector.

In December, the Federal Reserve increased its Fed Funds target rate for the first time since 2006, moving to 50 basis points from 25 basis points. U.S. government bond yields rose only modestly over the past twelve months, indicating investors were not yet ready to leave the relative safety of government bonds.

The U.S. economy appears to be continuing the healing process with real growth generally staying in the 2% - 3% range. However, as we have experienced numerous times over the past few years, domestic politics, geo-political events and even extreme weather are all variables which can exert meaningful near-term pressure on overall growth.

Globally, central banks remain extraordinarily accommodative in an attempt to provide a backdrop for increased economic growth. Europe, which has been an economic laggard over the past few years, has shown some signs of stabilization. However, China has seen a significant slowdown in its rate of economic expansion. While the U.S. Federal Funds rate remains extremely low, the 25 basis point increase in December indicates policymakers’ confidence in the recovery of U.S. labor markets and an expectation of slowly rising inflation. It is expected that further rate increases will come at a gradual pace, which may be affected by volatility in global financial markets.

We continue to expect positive but below average equity market returns over the next five years. Our conclusion is primarily based on the combination of above average price/earnings multiples applied to already very strong levels of corporate profit margins, which likely tempers prospective returns. This expectation also seems consistent with the current interest rate environment. We believe that we can achieve better-than-market returns over the next five years through active portfolio management.

A large majority of our revenue is calculated as a percentage of AUM and is therefore impacted by the overall business and economic environment described above. Financial market declines or deterioration in the economic environment would generally negatively impact the level of our AUM, and consequently our revenue and net income.

Key Financial Performance Indicators

There are a variety of key performance indicators the Company monitors in order to evaluate our business results. The following table presents the results of certain key performance indicators over the past three fiscal years:

	For the Years Ended December 31,
	2015	2014	2013
Ending AUM (in millions)	$16,841	$15,656	$12,186
Average AUM (in millions)	16,415	13,847	10,817
Total Revenue (in thousands)	124,426	104,559	81,432
Total Expenses (in thousands)	65,706	57,099	50,750
Average Advisory Fee Rate	0.66%	0.65%	0.65%
Operating Profit Margin	47.2%	45.4%	37.7%

Assets Under Management

Our revenue is derived primarily from investment advisory and administration fees. Investment advisory and administration fees paid to the Company are generally based on the value of the investment portfolios we manage and fluctuate with changes in the total value of the AUM. Substantially all of our AUM (97.9%) is valued based on readily available market quotations. AUM in our fixed income strategies (2.1%) is valued using evaluated prices from an independent third-party provider. Fees are recognized in the period that the Company manages these assets.

Revenues are highly dependent on both the value and composition of AUM. The following is a summary of our AUM by product, investment objective, and a roll-forward of the change in AUM for the years ended December 31, 2015, 2014, and 2013:

	Assets Under Management by Product As of December 31,
(in millions)	2015	2014	2013
Proprietary funds	$11,505	$9,863	$7,600
Sub-advised funds	665	665	444
Institutional accounts	4,671	5,128	4,142

Total AUM	$16,841	$15,656	$12,186

	Assets Under Management by Investment Objective As of December 31,
(in millions)	2015	2014	2013
Small Cap	$1,703	$1,575	$1,402
Small-Mid Cap	2,088	1,295	780
Large Cap	7,547	7,926	6,254
Select (All Cap)	545	432	327
Long-Short	4,597	4,179	3,213
Strategic Income	361	249	210

Total AUM	$16,841	$15,656	$12,186

	Change in Assets Under Management For the Year Ended December 31,
(in millions)	2015	2014	2013
AUM at beginning of the year	$15,656	$12,186	$9,429
Net cash inflows (outflows)
proprietary funds	1,916	1,618	713
sub-advised funds	(6)	166	(758)
institutional accounts	(443)	478	(263)

	1,467	2,262	(308)
Net market appreciation (depreciation) and income	(282)	1,208	3,065

Increase during the year	1,185	3,470	2,757

AUM at end of the year	$16,841	$15,656	$12,186

Consolidated Results of Operations

The following is a discussion of our consolidated results of operations.

(in thousands, except per share data)	2015	2014	% Change	2014	2013	% Change
Net operating income	$58,720	$47,460	24%	$47,460	$30,682	55%
Net operating income after tax(a)	$37,546	$29,759	26%	$29,759	$19,077	56%
Net income	$37,074	$31,581	17%	$31,581	$22,155	43%
Net operating income after tax per diluted share(a)	$11.17	$9.11	23%	$9.11	$5.97	53%
Net income per diluted share	$11.03	$9.67	14%	$9.67	$6.94	39%
Operating profit margin	47.2%	45.4%	NM	45.4%	37.7%	NM

(a)	Net operating income after tax is a non-GAAP performance measure. See Use of Supplemental Data as Non-GAAP Performance Measure section within this report.

Year Ended December 31, 2015 compared with Year Ended December 31, 2014

The Company generated net income of $37.1 million ($11.03 per diluted share) for the year ended December 31, 2015, compared with net income of $31.6 million ($9.67 per diluted share) for the year ended December 31, 2014. Revenue increased $19.9 million period over period due to an increase in AUM, resulting in an $11.3 million increase in operating income. The revenue increase was offset by an increase in operating expenses of $8.6 million, primarily related to increases in compensation and related expenses, general and administrative expenses, and sales and marketing expenses. The Company had $0.7 million in investment losses due to market depreciation in 2015 compared to investment income of $2.9 million in 2014. Income tax expense increased $2.1 million from 2014 to 2015 due to the overall increase in income before taxes.

Net operating income after tax, which excludes the impact of investment gains or losses, increased $7.8 million, or 26%, from 2014 to 2015 consistent with the increase in net operating income.

Operating profit margin increased to 47.2% for 2015 from 45.4% for 2014. We expect that our operating margin will fluctuate, sometimes substantially, from year to year based on various factors including revenues; investment results; employee performance; staffing levels; development of investment strategies, products, or channels; and industry comparisons.

Year Ended December 31, 2014 compared with Year Ended December 31, 2013

The Company earned net income of $31.6 million ($9.67 per diluted share) for the year ended December 31, 2014, compared with net income of $22.2 million ($6.94 per diluted share) for the year ended December 31, 2013. Operating income increased by $16.8 million from 2013 to 2014 primarily due to an increase in AUM, resulting in a $23.1 million increase in revenue. The revenue increase was offset by an increase in operating expenses of $6.3 million, primarily related to higher compensation due to staffing and merit increases and increases in incentive compensation. A positive return on our corporate investments further contributed to the overall increase in net income. Investment income of $2.9 million in 2014 was due to net portfolio appreciation. The income tax provision increased $5.3 million from the year ended December 31, 2013 to December 31, 2014 primarily due to an overall increase in book income.

Net operating income after tax, which excludes the impact of investment gains or losses, increased $10.7 million, or 56.0%, from 2013 to 2014 consistent with the increase in net operating income.

Operating profit margin increased to 45.4% for 2014 from 37.7% for 2013. We expect that our operating margin will fluctuate, sometimes substantially, from year to year based on various factors including revenues; investment results; employee performance; staffing levels; development of investment strategies, products, or channels; and industry comparisons.

Revenue

(in thousands)	2015	2014	% Change	2014	2013	% Change
Investment advisory	$107,916	$89,901	20%	$89,901	$69,967	28%
Mutual fund administration, net	16,510	14,658	13%	14,658	11,465	28%

Total	124,426	104,559	19%	104,559	81,432	28%

Revenue for the Year Ended December 31, 2015 compared with Year Ended December 31, 2014

As a percent of total 2015 revenues, investment advisory fees accounted for 87% and mutual fund administration fees made up the remaining 13%. This compared to 86% and 14%, respectively, for 2014.

Investment Advisory Fees. Investment advisory fees increased by $18.0 million, or 20%, from the year ended December 31, 2014 to the year ended December 31, 2015. Investment advisory fees are calculated as a percentage of average AUM at various rates depending on the investment product. The increase in investment advisory fees was primarily driven by an increase of 19% in average AUM year over year. The average advisory fee rate in 2015 and 2014 was 0.66% and 0.65%, respectively. Effective June 12, 2015, the Diamond Hill Long-Short Fund, which has a 0.90% advisory fee, was closed to new investors. In addition, effective December 31, 2015, the Diamond Hill Small Cap Fund, which has a 0.80% advisory fee, was closed to new investors. As a result, the Company expects the recent growth in AUM in these funds to decline, which could negatively impact the average advisory fee rate. Effective January 1, 2016, the Company voluntarily reduced the investment advisory fee it charges on the Large Cap Fund and certain institutional accounts by 0.05%. Based upon assets held as of December 31, 2015 in large cap strategies, the Company expects this fee reduction could potentially reduce revenue by approximately $2.4 million during 2016.

Mutual Fund Administration Fees. Mutual fund administration fees increased by $1.9 million, or 13%, from the year ended December 31, 2014 to the year ended December 31, 2015. Mutual fund administration fees include administration fees received from the Funds, which are calculated as a percentage of average mutual fund AUM, and all Beacon Hill fee revenue. The increase in the mutual fund administration fee is due to a 24% increase in average Fund AUM which increased from $8.6 billion for the year ended December 31, 2014 to $10.7 billion for the year ended December 31, 2015. This increase was offset by a reduction in the net administration fee rate by 0.02% to 0.12% for the year ended 2015 from 0.14% for the year ended 2014. This decrease in the net administration fee rate was due to a reduction in the Funds’ administration fee rate by one basis point, which was effective January 1, 2015 for assets held in Class A, C, and I shares for all Diamond Hill Funds and the further reduction in the administration fee rate charged on assets held in Class I shares from 0.24% to 0.21% effective July 1, 2015. In addition, effective January 1, 2016, the Company further reduced the administration fee rate charged on assets held in Class I shares from 0.21% to 0.20%. As of December 31, 2015, assets held in class I shares for the Diamond Hill Funds totaled $6.9 billion.

Revenue for the Year Ended December 31, 2014 compared with Year Ended December 31, 2013

As a percent of total 2014 revenues, investment advisory fees accounted for 86% and mutual fund administration fees made up the remaining 14%. This compared to 87% and 13%, respectively, for 2013.

Investment Advisory Fees. Investment advisory fees increased by $19.9 million, or 28%, from the year ended December 31, 2013 to the year ended December 31, 2014. Investment advisory fees are calculated as a percentage of average AUM at various rates depending on the investment product. The increase in investment advisory fees was driven by an increase of 28% in average AUM year over year. The average advisory fee rate for both periods was 0.65%.

Mutual Fund Administration Fees. Mutual fund administration fees increased by $3.2 million, or 28%, from the year ended December 31, 2013 to the year ended December 31, 2014. Mutual fund administration fees include administration fees received from Diamond Hill Funds, which are calculated as a percentage of average mutual fund AUM, and all Beacon Hill fee revenue. The increase in the mutual fund administration fee is due to a 36% increase in average Diamond Hill Fund AUM which increased from $6.3 billion for the year ended December 31, 2013 to $8.6 billion for the year ended December 31, 2014. The increase was also partially due to an increase in Beacon Hill’s administered umbrella trust AUM period over period. The overall blended net administration fee rate for the Diamond Hill Funds decreased by 1 basis point to 0.14% in 2014.

Expenses

(in thousands)	2015	2014	% Change	2014	2013	% Change
Compensation and related costs	$47,951	$43,892	9%	$43,892	$40,852	7%
General and administrative	10,246	8,099	27%	8,099	6,043	34%
Sales and marketing	4,179	2,222	88%	2,222	2,099	6%
Mutual fund administration	3,330	2,885	15%	2,885	1,756	64%

Total	65,706	57,098	15%	57,098	50,750	13%

Expenses for the Year Ended December 31, 2015 compared with Year Ended December 31, 2014

Compensation and Related Costs. Employee compensation and benefits increased by $4.1 million, or 9%, from the year ended December 31, 2014 to the year ended December 31, 2015, due to an increase of $3.8 million in salaries and related benefits due to an increase in staffing and merit levels and an increase of $0.5 million in incentive compensation during fiscal year 2015 due to growth in the business partially offset by a reduction in deferred compensation expense of $0.2 million. Incentive compensation expense can fluctuate significantly period over period as we evaluate incentive compensation by reviewing investment performance, individual performance, Company performance and other factors.

General and Administrative. General and administrative expenses increased by $2.1 million, or 27%, from the year ended December 31, 2014 to the year ended December 31, 2015. This increase was due to additional research expenses of $0.4 million to support our investment team, an increase in information technology expense of $0.3 million, an increase in depreciation expense of $0.4 million due to the expansion of our office space, an increase in charitable donations of $0.4 million, an increase in consulting expense of $0.5 million, and an increase in general office expenses of $0.1 million.

Sales and Marketing. Sales and marketing expenses increased by $2.0 million, or 88%, from the year ended December 31, 2014 to the year ended December 31, 2015. This increase was primarily due to additional payments made to third party intermediaries of $1.7 million and increased business development expenses of $0.3 million.

Mutual Fund Administration. Mutual fund administration expenses increased by $0.4 million, or 15%, from the year ended December 31, 2014 to the year ended December 31, 2015. Mutual fund administration expenses consist of both variable and fixed expenses. The variable expenses are based on mutual fund AUM and the number of shareholder accounts.

Expenses for the Year Ended December 31, 2014 compared with Year Ended December 31, 2013

Compensation and Related Costs. Employee compensation and benefits increased by $3.0 million, or 7%, due to an increase of $2.4 million in salaries and related benefits due to an increase in staffing and merit levels and an increase of $0.6 million in incentive compensation during fiscal year 2014 due to growth in the business. Incentive compensation expense can fluctuate significantly period over period as we evaluate incentive compensation by reviewing investment performance, individual performance, company performance and other factors.

General and Administrative. General and administrative expenses increased by $2.1 million, or 34%, from the year ended December 31, 2013 to the year ended December 31, 2014. This increase was primarily due to an additional $1.1 million of charitable contributions in 2014. The remaining increase was due to additional research expenses to support our investment team, additional rent related to the expansion of our office space and non-income related taxes.

Sales and Marketing. Sales and marketing expenses increased by $0.1 million, or 6%, from the year ended December 31, 2013 to the year ended December 31, 2014. This increase was due to an overall increase in travel and other expenses related to business development efforts. We expect revenue sharing to financial intermediaries who support the distribution of the Funds to increase between $0.5 million and $1.0 million in 2015.

Mutual Fund Administration. Mutual fund administration expenses increased by $1.1 million, or 64%, from the year ended December 31, 2013 to the year ended December 31, 2014. Mutual fund administration expenses consist of both variable and fixed expenses. The variable expenses are based on mutual fund AUM and the number of shareholder accounts. The increase is primarily due to a restructuring of certain servicing contracts for the Funds to shift the expense obligation from the Funds to the Company. This effectively lowered the expense ratio of the Funds by approximately one basis point and increased the mutual fund administration expense of the Company by an equivalent dollar amount. An increase in the average Funds AUM of 36% from the year ended December 31, 2013 to December 31, 2014 also contributed to the increase.

Liquidity and Capital Resources

Sources of Liquidity

The Company’s main source of liquidity is cash flow from operating activities which are generated from investment advisory and fund administration fees. Our investment portfolio is primarily in readily marketable securities, which provide for cash liquidity, if needed. Investments in mutual funds are valued at their quoted current net asset value. Investments in private investment funds are valued independently using net asset value (“NAV”) as a practical expedient. Equity securities in private investment funds are based on readily available market quotations. Debt securities in private investment funds are valued using pricing techniques which take into account factors such as trading activity, readily available market quotations, yield, quality, coupon rate, maturity, type of issue, trading characteristics, call features, credit rates and other observable inputs. Inflation is expected to have no material impact on our performance. Cash and cash equivalents, accounts receivable, and investments represented approximately 89% and 91% of total assets as of December 31, 2015 and 2014 respectively. We believe these sources of liquidity, as well as our continuing cash flows from operating activities, will be sufficient to meet our current and future operating needs for at least the next 12 months.

Uses of Liquidity

In line with the Company’s primary objective to fulfill our fiduciary duty to clients and secondary objective to achieve an adequate long-term return for shareholders, we anticipate our main uses of cash will be operating expenses and seed capital to fund new investment strategies.

The Board of Directors and management regularly review various factors to determine whether we have capital in excess of that required for the business and the appropriate use of any excess capital. The factors considered include our investment opportunities, capital needed for investment strategies, risks, and future dividend and capital gain tax rates. Evaluating management’s stewardship of capital for shareholders is a central part of our investment discipline that we practice for our clients. We hold ourselves to the same standard that we look for when evaluating investments for our clients.

While this is the eighth consecutive year that the Company has paid a special dividend, there can be no assurance that we will pay a dividend in the future. We have paid out special dividends totaling $58.00 per share from 2008 through 2015. These special dividends reduced shareholders’ equity by $167.2 million over the past 8 years. The 2015, 2014, and 2013 special dividend reduced shareholders’ equity by $17.0 million, $13.2 million, and $9.8 million, respectively. The 2015, 2014, and 2013 special dividends were each qualified dividends for tax purposes and were recorded as a reduction to retained earnings.

Working Capital

As of December 31, 2015, the Company had working capital of approximately $91.9 million compared to $66.2 million at December 31, 2014. Working capital includes cash, securities owned, current receivables and other current assets, net of all liabilities. On October 28, 2015, our Board of Directors declared a $5.00 per share dividend payable on December 14, 2015 to shareholders of record on December 4, 2015. The payment of the special cash dividend reduced our working capital balance by approximately $17.0 million. The Company has no debt, and we believe our available working capital is sufficient to cover current expenses and presently anticipated capital expenditures.

Cash Flow Analysis

Cash Flows from Operating Activities

The Company’s cash flows from operating activities are calculated by adjusting net income to reflect other significant operating sources and uses of cash, certain significant non-cash items such as share-based compensation, and timing differences in the cash settlement of operating assets and liabilities.

For the years ended December 31, 2015, 2014, and 2013, net cash provided by operating activities totaled $52.0 million, $42.6 million, and $34.6 million, respectively. The changes in net cash provided by operating activities generally reflects net income plus the effect of non-cash items and the timing differences in the cash settlement of assets and liabilities.

Cash Flows from Investing Activities

The Company’s cash flows from investing activities consist primarily of capital expenditures and purchases and redemptions in our investment portfolio.

Cash flows used in investing activities totaled $11.9 million for the year ended December 31, 2015. The Company purchased $22.1 million of corporate investments (inclusive of $4.3 million of purchases into our deferred compensation plans) during 2015. This cash outflow was partially offset by redemptions of corporate investments of $11.8 million. The Company also purchased $1.6 million of property and equipment related to our office space expansion.

Cash flows used in investing activities totaled $26.7 million for the year ended December 31, 2014 primarily related to purchases of $25.4 million into the Company’s corporate investments (inclusive of $3.9 million of purchases into our deferred compensation plans) during 2014, slightly offset by redemptions of corporate investments of $0.2 million. The Company also purchased $1.5 million of property and equipment related to our office space expansion.

Cash flows provided by investing activities totaled $1.5 million for the year ended December 31, 2013. The Company had redemptions of corporate investments of $4.4 million offset by purchases of $2.3 million into the Company’s corporate investments and capital expenditures of $0.5 million during 2013.

Cash Flows from Financing Activities

The Company’s cash flows from financing activities consist primarily of the payment of special dividends, shares withheld related to employee tax withholding, excess income tax benefit from stock-based compensation, and the income tax benefit from dividends paid on unvested shares.

For the year ended December 31, 2015, net cash used by financing activities totaled $18.5 million consisting of the payment of special dividends of $17.0 million and the value of shares withheld related to employee tax withholding of $4.3 million, partially offset by excess income tax benefit from stock-based compensation of $2.5 million and income tax benefit from dividends paid on unvested shares of $0.3 million.

For the years ended December 31, 2014 and 2013, net cash used by financing activities totaled $13.3 million and $10.9 million, respectively. The primary cash flows used in financing activities for the periods were special dividends of $13.2 million and $9.8 million, respectively.

Selected Quarterly Information

Our unaudited quarterly results of operations for the years ended December 31, 2015 and 2014 are summarized below:

	At or For the Quarter Ended
	2015				2014
(in thousands, except per share data)	12/31	09/30	06/30	03/31	12/31	09/30	06/30	03/31
Assets under management (in millions)	$16,841	$15,914	$16,734	$16,098	$15,656	$14,474	$14,204	$12,986
Total revenue	32,302	31,424	31,382	29,318	28,471	27,459	25,440	23,189
Total operating expenses	15,039	17,283	17,260	16,124	10,240	16,475	15,766	14,617

Operating income	17,263	14,141	14,122	13,194	18,231	10,984	9,674	8,572

Investment income (loss)	973	(3,512)	457	1,345	2,073	(1,006)	1,322	517
Net income	$11,655	$6,728	$9,178	$9,513	$12,553	$6,351	$6,928	$5,750

Diluted EPS	$3.43	$1.99	$2.73	$2.89	$3.81	$1.94	$2.12	$1.78

Diluted weighted shares outstanding	3,393	3,379	3,367	3,296	3,292	3,281	3,268	3,231

Contractual Obligations

The following table presents a summary of the Company’s future obligations under the terms of operating leases and lease commitments, other contractual purchase obligations, and deferred compensation obligations at December 31, 2015. Other purchase obligations include contractual amounts that will be due for the purchase of services to be used in our operations, such as mutual fund sub-administration and portfolio accounting software. These obligations may be cancelable at earlier times than those indicated and, under certain conditions, may involve termination fees. The deferred compensation obligations includes compensation that will be paid out upon satisfactory completion of time-based criteria (see Note 2: Deferred Compensation Liability). Because these obligations are of a normal recurring nature, we expect to fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2016 and future years:

		Payments Due by Period
(in thousands)	Total	2016	2017-2018	2019-2020	Later
Operating lease obligations	$5,585	$696	$1,328	$1,220	$2,341
Purchase obligations	3,366	3,253	113	—	—
Deferred compensation obligations	10,237	2,275	—	3,429	4,533

Total	$19,188	$6,224	$1,441	$4,649	$6,874

Use of Supplemental Data as Non-GAAP Performance Measure

Net Operating Income After Tax

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles (“non-GAAP”) for “Net Operating Income After Tax” that management uses as a benchmark in evaluating and comparing the period-to-period operating performance of the Company and subsidiaries.

The Company defines “net operating income after tax” as the Company’s net operating income less income tax provision, excluding investment related activity and the tax impact of the investment related activity. The Company believes that “net operating income after tax” provides a good representation of the Company’s operating performance, as it excludes the impact of investment related activity on financial results. The amount of the investment portfolio and market fluctuations on the investments can change significantly from one period to another, which can distort the underlying earnings potential of a company. We also believe “net operating income after tax” is an important metric in estimating the value of an asset management business. This non-GAAP measure is provided in addition to net income and net operating income and is not a substitute for net income or net operating income and may not be comparable to non-GAAP performance measures of other companies.

	Year Ended December 31,
(in thousands, except per share data)	2015	2014	2013
Net operating income, GAAP basis	$58,720	$47,460	$30,682
Non-GAAP adjustments:
Tax provision excluding impact of investment income (loss)	(21,174)	(17,701)	(11,605)

Net operating income after tax, non-GAAP basis	$37,546	$29,759	$19,077
Net operating income after tax per diluted share, non-GAAP basis	$11.17	$9.11	$5.97
Diluted weighted average shares outstanding, GAAP basis	3,360	3,266	3,194

The tax provision excluding impact of investment related activity is calculated by applying the tax rate from the actual tax provision to net operating income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements. We do not have any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.

Critical Accounting Policies and Estimates

Provisions for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Revenue Recognition on Incentive-Based Advisory Contracts. We have certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of a specified hurdle rate. These fees are calculated based on client investment results over rolling five-year periods. The Company records variable incentive fees at the end of the contract measurement period.

Revenue Recognition when Acting as an Agent vs. Principal. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration services, and legal and audit services. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as it is the appropriate accounting treatment for this agency relationship.

Beacon Hill has underwriting agreements with certain clients, including registered mutual funds. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The amount of 12b-1/service fees and commissions are determined by each mutual fund client and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and commission revenue has been recorded net of the expense payments to third parties, as it is the appropriate accounting treatment for this agency relationship.

ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk

The Company’s revenues and net income are based primarily on the value of AUM. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in the Funds and our private investment funds, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of price risk; that is, the potential future loss of value that would result from a decline in their fair value. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.

The table below summarizes our market risks as of December 31, 2015, and shows the effects of a hypothetical 10% increase and decrease in investments.

	Fair Value as of December 31, 2015	Fair Value Assuming a Hypothetical 10% Increase	Fair Value Assuming a Hypothetical 10% Decrease
Equity investments	$41,761,959	$45,938,155	$37,585,763
Fixed Income investments	10,728,861	11,801,747	9,655,975

Total	$52,490,820	$57,739,902	$47,241,738

ITEM 8.	Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Diamond Hill Investment Group, Inc.:

We have audited the accompanying consolidated balance sheets of Diamond Hill Investment Group, Inc. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Investment Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Columbus, Ohio

February 25, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Diamond Hill Investment Group, Inc.:

We have audited Diamond Hill Investment Group Inc.’s (the Company) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 9A of the Company’s December 31, 2015 annual report on Form 10-K. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diamond Hill Investment Group, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 25, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Columbus, Ohio

February 25, 2016

Diamond Hill Investment Group, Inc.

Consolidated Balance Sheets

	December 31,
	2015	2014
ASSETS
Cash and cash equivalents	$57,474,777	$35,777,140
Investment portfolio	52,490,820	45,427,456
Accounts receivable	18,579,302	16,514,146
Prepaid expenses	1,780,105	1,904,945
Income taxes receivable	1,402,137	—
Property and equipment, net of depreciation	4,253,361	2,425,949
Deferred taxes	9,206,079	5,658,992

Total assets	$145,186,581	$107,708,628

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$7,651,324	$6,550,770
Accrued incentive compensation	21,984,500	19,981,250
Deferred compensation	10,236,743	5,678,764
Income taxes payable	—	1,178,620

Total liabilities	39,872,567	33,389,404

Shareholders’ Equity
Common stock, no par value 7,000,000 shares authorized; 3,414,338 issued and outstanding at December 31, 2015 (inclusive of 310,356 unvested shares); 3,317,728 issued and outstanding at December 31, 2014 (inclusive of 306,768 unvested shares)	102,536,527	84,855,693
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Deferred equity compensation	(19,294,784)	(12,566,133)
Retained Earnings	22,072,271	2,029,664

Total shareholders’ equity	105,314,014	74,319,224

Total liabilities and shareholders’ equity	$145,186,581	$107,708,628

Book value per share	$30.84	$22.40

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.

Consolidated Statements of Income

	Year Ended December 31,
	2015	2014	2013
REVENUES:
Investment advisory	$107,915,557	$89,900,834	$69,966,377
Mutual fund administration, net	16,510,429	14,657,931	11,465,327

Total revenue	124,425,986	104,558,765	81,431,704

OPERATING EXPENSES:
Compensation and related costs	47,951,039	43,892,336	40,851,722
General and administrative	10,245,866	8,099,410	6,042,781
Sales and marketing	4,179,064	2,222,382	2,098,915
Mutual fund administration	3,330,265	2,884,495	1,756,366

Total operating expenses	65,706,234	57,098,623	50,749,784

NET OPERATING INCOME	58,719,752	47,460,142	30,681,920

Investment income (loss)	(736,590)	2,905,794	4,950,245

INCOME BEFORE TAXES	57,983,162	50,365,936	35,632,165
Income tax expense	(20,908,665)	(18,785,005)	(13,477,337)

NET INCOME	$37,074,497	$31,580,931	$22,154,828

Earnings per share
Basic	$11.31	$9.88	$7.05

Diluted	$11.03	$9.67	$6.94

Weighted average shares outstanding
Basic	3,277,920	3,196,127	3,142,083

Diluted	3,359,786	3,266,168	3,194,263

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding	Common Stock	Deferred Equity Compensation	Retained Earnings/(Deficit)	Total
Balance at January 1, 2013	3,169,987	$65,255,813	$(14,829,470)	$(28,690,636)	$21,735,707
Issuance of restricted stock grants	32,000	2,740,030	(2,740,030)	—	—
Amortization of restricted stock grants	—	—	6,161,047	—	6,161,047
Issuance of stock grants	59,006	4,606,008	—	—	4,606,008
Issuance of common stock related to 401k plan match	12,894	1,158,354	—	—	1,158,354
Tax benefit from dividend payments related to restricted stock grants	—	357,188	—	—	357,188
Net excess tax benefit from vested restricted stock grants	—	420,620	—	—	420,620
Shares withheld related to employee tax withholding	(16,500)	(1,884,187)	—	—	(1,884,187)
Forfeiture of restricted stock grants	(140)	(10,893)	10,893	—	—
Cash Dividend Paid of $3.00 per share	—	—	—	(9,766,575)	(9,766,575)
Net income	—	—	—	22,154,828	22,154,828

Balance at December 31, 2013	3,257,247	$72,642,933	$(11,397,560)	$(16,302,383)	$44,942,990

Issuance of restricted stock grants	31,613	7,518,895	(7,518,895)	—	—
Amortization of restricted stock grants	—	—	5,716,035	—	5,716,035
Issuance of stock grants	33,745	3,984,816	—	—	3,984,816
Issuance of common stock related to 401k plan match	10,999	1,356,035	—	—	1,356,035
Tax benefit from dividend payments related to restricted stock grants	—	296,755	—	—	296,755
Net excess tax benefit from vested restricted stock grants	—	666,889	—	—	666,889
Shares withheld related to employee tax withholding	(7,663)	(976,343)	—	—	(976,343)
Forfeiture of restricted stock grants	(8,213)	(634,287)	634,287	—	—
Cash Dividend Paid of $4.00 per share	—	—	—	(13,248,884)	(13,248,884)
Net income	—	—	—	31,580,931	31,580,931

Balance at December 31, 2014	3,317,728	$84,855,693	$(12,566,133)	$2,029,664	$74,319,224

Issuance of restricted stock grants	92,050	13,907,286	(13,907,286)	—	—
Amortization of restricted stock grants	—	—	6,906,300	—	6,906,300
Issuance of stock grants	27,192	3,826,458	—	—	3,826,458
Issuance of common stock related to 401k plan match	9,336	1,645,434	—	—	1,645,434
Tax benefit from dividend payments related to restricted stock grants	—	376,394	—	—	376,394
Net excess tax benefit from vested restricted stock grants	—	2,521,273	—	—	2,521,273
Shares withheld related to employee tax withholding	(28,468)	(4,323,676)	—	—	(4,323,676)
Forfeiture of restricted stock grants	(3,500)	(272,335)	272,335	—	—
Cash Dividend Paid of $5.00 per share	—	—	—	(17,031,890)	(17,031,890)
Net income	—	—	—	37,074,497	37,074,497

Balance at December 31, 2015	3,414,338	$102,536,527	$(19,294,784)	$22,072,271	$105,314,014

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$37,074,497	$31,580,931	$22,154,828
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	625,788	301,936	306,005
Stock-based compensation	8,551,734	7,303,799	7,319,401
Increase in accounts receivable	(2,065,156)	(3,511,851)	(2,563,697)
Change in current income taxes	316,910	(3,324,298)	8,520,834
Change in deferred income taxes	(3,547,087)	2,404,433	(5,616,211)
Net unrealized losses (gains) on investments	1,860,360	(1,517,662)	(4,270,928)
Increase in accrued incentive compensation	5,829,708	4,127,457	8,304,806
Increase in deferred compensation	4,557,979	4,391,019	493,101
Excess income tax benefit from stock-based compensation	(2,521,273)	(666,889)	(425,380)
Income tax benefit from dividends paid on unvested shares	(376,394)	(296,755)	(357,188)
Other changes in assets and liabilities	1,724,253	1,827,723	715,570

Net cash provided by operating activities	52,031,319	42,619,843	34,581,141

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,550,857)	(1,504,368)	(525,472)
Cost of investments purchased and other portfolio activity	(22,095,491)	(25,433,201)	(2,306,947)
Proceeds from sale of investments	11,770,565	249,477	4,355,536

Net cash provided by (used in) investing activities	(11,875,783)	(26,688,092)	1,523,117

CASH FLOWS FROM FINANCING ACTIVITIES:
Value of shares withheld related to employee tax withholding	(4,323,676)	(976,343)	(1,884,187)
Excess income tax benefit from stock-based compensation	2,521,273	666,889	425,380
Income tax benefit from dividends paid on unvested shares	376,394	296,755	357,188
Payment of dividends	(17,031,890)	(13,248,884)	(9,766,575)

Net cash used in financing activities	(18,457,899)	(13,261,583)	(10,868,194)

CASH AND CASH EQUIVALENTS
Net change during the year	21,697,637	2,670,168	25,236,064
At beginning of year	35,777,140	33,106,972	7,870,908

At end of year	$57,474,777	$35,777,140	$33,106,972

Supplemental cash flow information:
Income taxes paid	$24,138,841	$19,704,817	$10,575,000
Supplemental disclosure of non-cash transactions:
Common stock issued as incentive compensation	3,826,458	3,984,816	4,606,008
Charitable donation of corporate investments	1,401,202	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.

Notes to Consolidated Financial Statements

Note 1 Business and Organization

Diamond Hill Investment Group, Inc. (the “Company”), an Ohio Corporation, derives its consolidated revenues and net income from investment advisory and fund administration services. The Company has three operating subsidiaries.

Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment adviser. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (“Private Funds”), an exchange traded fund, and other institutional accounts. In addition, DHCM is administrator for the Funds.

Beacon Hill Fund Services, Inc. (“BHFS”), an Ohio corporation, is a wholly owned subsidiary of the Company. BHFS provides compliance, treasury, and other fund administration services to investment advisers and mutual funds. BHIL Distributors, Inc. (“BHIL”), an Ohio corporation, is a wholly owned subsidiary of BHFS. BHIL provides underwriting services to mutual funds. BHFS and BHIL collectively operate as “Beacon Hill”.

Note 2 Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared pursuant to the rules and regulations of the U. S. Securities and Exchange Commission (“SEC”) and in accordance with the instructions to Form 10-K. The Company believes that the disclosures contained herein are adequate to make the information presented not misleading.

These Consolidated Financial Statements reflect, in the opinion of the Company, all material adjustments (which include only normal recurring adjustments) necessary to fairly present the Company’s financial position as of December 31, 2015 and 2014, and results of operations for the years ended December 31, 2015, 2014 and 2013. The preparation of the Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expense during the reporting period. Estimates have been prepared on the basis of the most current and best available information, but actual results could differ materially from those estimates.

Book value per share is computed by dividing total shareholders’ equity by the number of shares issued and outstanding at the end of the measurement period.

Reclassification

Certain prior period amounts and disclosures may have been reclassified to conform to the current period’s financial presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the operations of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

The Company holds certain investments in the Funds we advise and an exchange traded fund (“the ETF”) we advise for general corporate investment purposes and to provide seed capital for newly formed strategies. The Funds are organized in a Trust which is an open-end investment company registered under the Investment Company Act of 1940, as amended (the“1940 Act”). The ETF is an individual series of ETF Series Solutions (“the Series Trust”) which is an open-end investment company registered under the 1940 Act. As the Funds and the Series Trust are both regulated under the 1940 Act we have concluded they both qualify for the Investment Company deferral in ASC 810-10-65-2 (aa) and have evaluated the accounting for the Funds and the Series Trust under FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN46R”) as codified in ASC 810. We have performed our analysis at the trust level and have concluded the Funds and the Series Trust are voting rights entities (“VREs”). The Company owns less than 1% of the voting interest of both the Funds and the Series Trust as of December 31, 2015 and 2014, respectively, and therefore do not consolidate the entities. These investments are classified as trading securities and are measured at fair value.

DHCM is the managing member of Diamond Hill General Partner, LLC (the “General Partner”), the general partner of Diamond Hill Investment Partners, L.P. (“DHIP”), Diamond Hill Global Fund, L.P. (“DHGF”), Diamond Hill High Yield, L.P. (“DHHY”) and Diamond Hill Valuation-Weighted 500, L.P. (“DHVW”), each a limited partnership whose underlying assets consist primarily of marketable securities, or collectively (the “LPs”).

During 2015, the Company converted DHVW to the ETF by liquidating its investment in the partnership and purchasing into the ETF (refer to Note 3).

DHCM is wholly owned by the Company and is consolidated by us. Further, DHCM through its control of the General Partner, has the power to direct each LP’s economic activities and the right to receive investment advisory and performance incentive fees that may be significant to the LPs. We have concluded each of the LPs meet the investment company criteria as outlined in FASB Accounting Standards Codification Topic 946, Financial Services - Investment Companies. As the LPs are investment companies, we have further concluded the LPs qualify for the Investment Company deferral in ASC 810-10-65-2 (aa) and have evaluated the accounting for the LPs under FIN46R.

Under FIN 46R, the Company concluded DHIP was a variable interest entity (“VIE”) as the group of equity holders lacked the ability to make decisions regarding DHIP’s activities that have a significant impact on the success of the LP. The Company considered our equity interest, equity interests from related parties, and management fees earned as the Company’s total variable interest in our evaluation of determining the primary beneficiary. The Company had no equity at risk in DHIP as of December 31, 2015 and 2014. The Company’s total variable interest absorbed or received through its fees is less than 50% of the VIE expected losses or residual returns and thus we do not consider the Company to be the primary beneficiary of the VIE.

Under FIN46R, the Company concluded DHVW, DHGF and DHHY (the “Remaining LPs”) were VIEs as DHCM has disproportionately less vote than economics because the Company receives over 95% of the variability of the Remaining LPs, yet the Limited Partners have full power to remove the Company as the General Partner due to the existence of substantive kick-out rights. In addition, substantially all of the Remaining LPs’ activities are conducted on behalf of the General Partner which has disproportionately few voting rights. The Company is the primary beneficiary of the these VIEs as the variable interest absorbed or received through our equity investment is greater than 50% for each of the Remaining LPs. We have evaluated the materiality of consolidating the VIEs for which the Company is the primary beneficiary and deemed the impact immaterial to the consolidated financial statements. Therefore, these investments are accounted for under the equity method rather than being consolidated in the accompanying financial statements.

DHCM’s investments in the LPs are reported as a component of the Company’s investment portfolio, valued at DHCM’s proportionate interest in the net asset value of the marketable securities held by the Partnerships. The Partnerships are not subject to lock-up periods and can be redeemed on demand. Gains and losses attributable to changes in the value of DHCM’s interests in the Partnerships are included in the Company’s reported investment income. The Company’s exposure to loss as a result of its involvement with the Partnerships is limited to the amount of its investments. DHCM is not obligated to provide, and has not provided, financial or other support to the Partnerships, other than its investments to date and its contractually provided investment advisory responsibilities. The Company has not provided liquidity arrangements, guarantees or other commitments to support the Partnerships’ operations, and the Partnerships’ creditors and interest holders have no recourse to the general credit of the Company.

Certain board members, officers and employees of the Company invest in DHIP and are not subject to a management fee or an incentive fee. These individuals receive no remuneration as a result of their personal investment in DHIP. The capital of the General Partner is not subject to a management fee or an incentive fee.

Segment Information

Management has determined that the Company operates in one business segment, providing investment management and administration services to mutual funds, institutional accounts, and private investment funds. Therefore, no disclosures relating to operating segments are required in the annual financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and third party money market mutual funds.

Accounts Receivable

Accounts receivable are recorded when they are due and are presented on the balance sheet net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2015 or 2014. Accounts Receivable from the Funds was $9.2 million and $7.9 million as of December 31, 2015 and 2014, respectively.

Valuation of Investment Portfolio

Investments held by the Company are classified as trading securities and are valued based upon Level 1 inputs and Level 2 inputs. Level 1 inputs are defined as fair values which use quoted prices in active markets for identical assets or liabilities. Level 2 inputs are defined as quoted prices in markets that are not considered to be active for identical assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are directly observable or that may be corroborated indirectly with observable market data. The following table summarizes the values of the Company’s investments based upon Level 1 and Level 2 inputs as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Level 1 Inputs	$92,376,955	$62,595,546
Level 2 Inputs	$11,284,109	14,652,589

Level 1 investments are all registered investment companies (mutual funds) and include as of December 31, 2015 and 2014, $51.2 million and $31.8 million, respectively, of third party money market mutual funds that the Company classifies as cash equivalents. Level 2 investments are all limited partnerships, which are based on net asset value. Equity securities in limited partnerships are valued based upon readily available market quotations obtained from an independent pricing service. Debt securities in limited partnerships are valued by an independent pricing service which uses pricing techniques which take into account factors such as trading activity, readily available market quotations, yield, quality, coupon rate, maturity, type of issue, trading characteristics, call features, credit rates and other observable inputs. The Company determines transfers between fair value hierarchy levels at the end of the reporting period. There were no transfers in or out of the levels during the years ended December 31, 2015 or 2014.

The changes in fair values on the investments are recorded in the Consolidated Statements of Income as investment income (loss).

Property and Equipment

Property and equipment, consisting of leasehold improvements, computer equipment, furniture and fixtures, are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated life of the assets.

Deferred Compensation Liability

Deferred compensation liability represents compensation that will be paid out upon satisfactory completion of time-based criteria specified in employee award agreements issued pursuant to the 2014 and 2011 Equity and Cash Incentive Plans. See Note 5.

Revenue Recognition – General

The Company earns substantially all of its revenue from investment advisory and fund administration services. Investment advisory and administration fees, generally calculated as a percentage of AUM, are recorded as revenue as services are performed. In addition to fixed fees based on a percentage of AUM, certain client accounts also provide periodic variable incentive fees. Investment advisory revenue from the Funds was $80.7 million, $65.1 million and $48.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Revenue Recognition – Variable Incentive Fees

The Company manages certain client accounts that provide for variable incentive fees. These fees are calculated based on client investment results over rolling five-year periods. The Company records variable incentive fees at the end of the contract measurement period. No variable incentive fees were earned during the twelve months ended December 31, 2015, 2014, or 2013. The table below shows AUM subject to variable incentive fees and the amount of variable incentive fees that would have been recognized if the contracts were terminated as of December 31, 2015:

As Of December 31,
2015
AUM subject to variable incentive fees	$551,090,995

For the Year Ended
2015
Contractual Period Ends:
Quarter Ended June 30, 2017	$618,134
Quarter Ended December 31, 2018	430,041
Quarter Ended September 30, 2019	405,845

Total variable incentive fees that would have been recognized if contracts were terminated	$1,454,020

The contractual end dates highlight the time remaining until the variable incentive fees are scheduled to be earned. The amount of variable incentive fees that would be recognized if the contracts were terminated as of December 31, 2015 will increase or decrease based on future client investment results through the contractual period end, and there is no assurance that the above amounts will ultimately be earned.

Revenue Recognition – Mutual Fund Administration

DHCM has an administrative and transfer agency services agreement with the Funds, under which DHCM performs certain services for each Fund. These services include mutual fund administration, fund accounting, transfer agency and other related functions. Effective January 1, 2015, for performing these services, each Fund pays DHCM a fee, which is calculated using an annual rate of 0.24% for Class A, C, and I shares and 0.10% for Class Y shares, times the average daily net assets of each respective series and share class. Effective July 1, 2015, the annual rate for Class I shares was reduced to 0.21%. Prior to January 1, 2015, the annual rate was 0.25% for Class A, C, and I shares and 0.10% for Class Y shares.

The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required shareholder mailings, federal and state registrations, and legal and audit services. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that each Fund pays to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund related expenses, in accordance with FASB ASC 605-45, Revenue Recognition – Principal Agent Considerations. In addition, DHCM finances the upfront commissions which are paid to brokers who sell Class C shares of the Funds. As financer, DHCM advances the commission amount to be paid to the selling broker at the time of sale. These advances are capitalized and amortized over 12 months to correspond with the repayments DHCM receives from the principal underwriter to recoup this commission advancement.

Beacon Hill has underwriting and administrative service agreements with certain clients, including registered mutual funds. The fee arrangements vary from client to client based upon services provided and are recorded as revenue under mutual fund administration on the Consolidated Statements of Income. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The majority of 12b-1/service fees are paid to independent third parties and the remainder are retained by the Company as a reimbursement of expenses the Company has incurred. The amount of 12b-1/service fees and commissions are determined by each mutual fund client, and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and commission revenue has been recorded net of the expense payments to third parties, in accordance with the appropriate accounting treatment for this agency relationship.

Mutual fund administration gross and net revenue are summarized below:

	Year Ended December 31,
	2015	2014	2013
Mutual fund administration:
Administration revenue, gross	$27,042,861	$22,968,369	$16,692,093
12b-1/service fees and commission revenue received from fund clients	11,087,978	10,514,242	8,481,442
12b-1/service fees and commission expense payments to third parties	(9,617,568)	(9,102,565)	(7,404,361)
Fund related expense	(12,031,353)	(9,753,359)	(6,321,374)

Revenue, net of related expenses	16,481,918	14,626,687	11,447,800
DHCM C-Share financing:
Broker commission advance repayments	991,430	878,105	365,380
Broker commission amortization	(962,919)	(846,861)	(347,853)

Financing activity, net	28,511	31,244	17,527

Mutual fund administration revenue, net	$16,510,429	$14,657,931	$11,465,327

Mutual fund administrative net revenue from the Funds was $14.3 million, $13.1 million and $9.7 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Contractual Expense Reimbursements

BHIL has an agreement with an investment adviser that is part of the umbrella trust sponsored by BHFS to provide staff to support the wholesaling functions and sales support services to distribute shares of the registered investment companies managed by the investment adviser and distributed by BHIL. Under the agreement, the investment adviser is obligated to reimburse BHIL for all expenses incurred in association with these efforts. The amount of expense incurred and reimbursed for the years ended December 31, 2015, 2014, and 2013 was $2,291,910, $1,849,786, and $375,825, respectively. In addition, the third party investment adviser is obligated to reimburse BHIL for any contractual obligations entered into by BHIL as a result of this arrangement. BHIL is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these expenses in accordance with FASB ASC 605-45, Revenue Recognition - Principal Agent Considerations. This agreement concluded on December 1, 2015.

Income Taxes

The Company accounts for current and deferred income taxes through an asset and liability approach. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company is subject to examination by various federal, and applicable state and local jurisdictions for various tax periods. The Company’s income tax positions are based on research and interpretations of the income tax laws and rulings in each of the jurisdictions in which the Company does business. Due to the subjectivity of interpretations of laws and rulings in each jurisdiction, the differences and interplay in tax laws between those jurisdictions, as well as the inherent uncertainty in estimating the final resolution of complex tax audit matters, the Company’s estimates of income tax liabilities may differ from actual payments or assessments. The Company regularly assesses its position with regard to tax exposures and records liabilities for these uncertain tax positions and related interest and penalties, if any, according to the principles of FASB ASC 740, Income Taxes. As of December 31, 2015, the Company has not recorded any liability for uncertain tax positions. The Company records interest and penalties, if any, within income tax expense on the income statement.

Earnings Per Share

Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of Common Shares outstanding for the period, which includes participating securities. Diluted EPS reflects the potential dilution of EPS due to unvested restricted stock grants with forfeitable rights to dividends and restricted stock units. For the periods presented, the Company has unvested stock-based payment awards that contain both forfeitable and nonforfeitable rights to dividends. See Note 9.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers”, which supersedes existing accounting standards for revenue recognition and creates a single framework. ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. This ASU will supersede much of the existing revenue recognition guidance in accounting principles generally accepted in the United States and is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period and requires either a retrospective or a modified retrospective approach to adoption. The Company is currently assessing the impact of this standard on its consolidated financial statements and related disclosures, as well as the transition methods. Early application is permitted for the first interim period within annual reporting periods beginning after December 15, 2016.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This standard will eliminate the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value (“NAV”) per share (or its equivalent) using the practical expedient in the FASB’s fair value measurement guidance. The amendment is effective retrospectively for fiscal years (and interim periods within those years) beginning after December 15, 2015 and is not expected to have a material impact on our consolidated financial statements and related disclosures.

We will implement Accounting Standards Update No. 2015-02 - Consolidation (Topic 810): Amendments to the Consolidation Analysis on January 1, 2016, using the modified retrospective transition method. The adoption of this new guidance will require our analysis to be performed at the individual Fund level which may result in the consolidation of certain funds we advise because we own the majority of the voting interest of those funds. Thus, if deemed material, the underlying assets and liabilities of the consolidated funds will be included in our consolidated balance sheet, and we will recognize non-controlling interest for the portion of the consolidated funds that are owned by third-party investors. Additionally, if deemed material, the Company would record the amount of net income of the consolidated funds attributable to the Company and to the non-controlling interest on the face of the consolidated statements of income. We are evaluating the effect ASU 2015-02 will have on our consolidated financial statements and related disclosures.

Note 3 Investment Portfolio

As of December 31, 2015, the Company held investments (excluding third party money market funds, included with cash and cash equivalents) worth $52.5 million and an estimated cost basis of $48.7 million. The following table summarizes the fair value of these investments as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Corporate Investments:
Diamond Hill Mid Cap Fund	$10,749,860	$10,729,930
Diamond Hill Research Opportunities Fund	10,306,395	13,143,281
Diamond Hill Financial Long-Short Fund	967,721	1,222,892
Diamond Hill Valuation-Weighted 500 ETF(a)	11,221,323	—
Diamond Hill Valuation-Weighted 500, L.P.(a)	—	3,398,035
Diamond Hill High Yield Fund, L.P.	9,874,099	9,764,814
Diamond Hill Global Fund, L.P.	1,410,010	1,489,740

Total Corporate Investments	44,529,408	39,748,692
Deferred Compensation Investments	7,961,412	5,678,764

Total Investment Portfolio	$52,490,820	$45,427,456

(a) During the second quarter of 2015, the Company converted the Diamond Hill Valuation-Weighted 500, L.P. to the Diamond Hill Valuation-Weighted 500 ETF by liquidating its investment in the partnership and purchasing into the Diamond Hill Valuation-Weighted 500 ETF.

The deferred compensation investments above consist of Diamond Hill Funds and relate to deferred compensation liabilities from both deferred compensation plans (refer to Note 6).

The underlying assets of the LPs are cash, marketable equity securities and fixed income securities. Summary financial information, including the Company’s carrying value and income is as follows for DHIP and the Remaining LPs, respectively:

Summary Financial Information - DHIP	As of December 31,
	2015	2014	2013
Total assets	$104,763,018	$113,050,560	$118,989,180
Total liabilities	24,622,223	21,779,556	25,217,600

Net assets	$80,140,795	$91,271,004	$93,771,580
DHCM’s portion of net assets	$—	$—	$1,133

	For the Year Ended December 31,
	2015	2014	2013
Net income (loss)	$(9,145,162)	$8,346,265	$23,358,257
DHCM’s portion of net income	$—	$—	$1,798

Summary Financial Information - Remaining LPs	As of December 31,
	2015	2014	2013
Total assets	$11,653,249	$15,131,651	$3,117,223
Total liabilities	25,996	3,015	—

Net assets	$11,627,253	$15,128,636	$3,117,223
DHCM’s portion of net assets	$11,274,109	$14,652,589	$3,000,328

	For the Year Ended December 31,
	2015	2014	2013
Net income	$127,703	$524,153	$936,238
DHCM’s portion of net income	$124,825	$491,951	$898,160

Note 4 Line of Credit

The Company has an uncommitted Line of Credit Agreement (the “Credit Agreement”) with a commercial bank that matures in November of 2016 and permits the Company to borrow up to $10.0 million. Borrowings under the Credit Agreement bear interest at a rate equal to LIBOR plus 1.50%. The Company has not borrowed under the Credit Agreement as of and for the years ended December 31, 2015 and 2014. No interest is payable on the unused portion of the Credit Agreement.

The proceeds of the Credit Agreement may be used by the Company and its subsidiaries for ongoing working capital needs and other general corporate purposes. The line of credit agreement contains representations, warranties and covenants that are customary for agreements of this type.

Note 5 Capital Stock

Common Shares

The Company has only one class of securities outstanding, Common Shares, no par value per share.

Authorization of Preferred Shares

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of 1,000,000 “blank check” preferred shares with such designations, rights and preferences as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2015 or 2014.

Note 6 Compensation Plans

Equity Incentive Plans

2014 Equity and Cash Incentive Plan

At the Company’s annual shareholder meeting on April 30, 2014, shareholders approved the 2014 Equity and Cash Incentive Plan (“2014 Plan”). The 2014 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees and directors, and promote the success of the Company’s business. The 2014 Plan authorizes the issuance of 600,000 Common Shares of the Company in various forms of equity awards. The 2014 Plan also authorizes cash incentive awards. As of December 31, 2015, there were 456,808 Common Shares available for awards under the 2014 Plan. The 2014 Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the 2014 Plan. Restricted stock units and restricted stock grants issued under the 2014 Plan, which vest over time, are recorded as deferred compensation in the equity section of the balance sheet on the grant date and then recognized as compensation expense based on the grant date price over the vesting period of the respective grant. Stock grants issued under the 2014 Plan are recorded as compensation expense based on the grant date price.

2011 Equity and Cash Incentive Plan and 2005 Employee and Director Equity Incentive Plan

There are no longer any Common Shares available for future issuance under either the 2011 or 2005 equity incentive plans, although outstanding grants under these plans remain issued and outstanding. Restricted stock grants issued under the 2011 and

2005 equity incentive plans, which vest over time, were recorded as deferred compensation in the equity section of the balance sheet on the grant date and then recognized as compensation expense based on the grant date price over the vesting period of the respective grant. Stock grants issued under the 2011 and 2005 equity incentive plans were recorded as compensation expense based on the grant date price.

Share-Based Payment Transactions

The Company issues restricted stock units and restricted stock awards (collectively, “Restricted Stock”) under the 2014 Plan. Restricted stock units represent shares which may be issued in the future, whereas restricted stock awards represent shares issued and outstanding upon grant with vesting restrictions. The following table represents a roll-forward of outstanding Restricted Stock and related activity during the years ended December 31, 2015 and 2014:

	Shares	Weighted- Average Grant Date Price per Share
Outstanding Restricted Stock as of December 31, 2013	312,099	$74.17
Grants issued	60,613	124.05
Grants vested	(28,731)	63.47
Grants forfeited	(8,213)	77.23

Outstanding Restricted Stock as of December 31, 2014	335,768	$79.79

Grants issued	82,050	169.50
Grants vested	(84,962)	73.47
Grants forfeited	(3,500)	77.81

Outstanding Restricted Stock as of December 31, 2015	329,356	$108.46

Total deferred compensation related to unvested Restricted Stock grants was $19.3 million as of December 31, 2015. Compensation expense related to the restricted stock grants is calculated based upon the fair market value of the Common Shares on grant date, adjusted for estimated forfeitures. Compensation expense recognition of deferred compensation over the remaining vesting periods, adjusted for estimated forfeitures, is as follows:

2016	2017	2018	2019	2020	Thereafter	Total
$ 5,243,958	$4,647,054	$3,943,960	$3,039,242	$1,309,111	$1,111,459	$19,294,784

Stock Grant Transactions

The following table represents stock issued as part of our incentive compensation program during the years ended December 31, 2015, 2014, and 2013:

	Shares Issued	Grant Date Value
December 31, 2015	27,192	$3,826,458
December 31, 2014	33,745	3,984,816
December 31, 2013	59,006	4,606,008

401(k) Plan

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of common shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. The following table summarizes the Company’s expenses attributable to the plan during the years ended December 31, 2015, 2014 and 2013:

For the year ended December 31,
2015	2014	2013
$ 1,645,434	$1,356,035	$1,158,354

Deferred Compensation Plans

The Company offers two deferred compensation plans, the Diamond Hill Fixed Term Deferred Compensation Plan and the Diamond Hill Variable Term Deferred Compensation Plan (collectively the “Plans”) to its employees. Under the Plans, participants may elect to voluntarily defer, for a minimum of five years, certain incentive compensation, that the Company then contributes into the Plans. Each participant is responsible for designating investment options for assets they contribute, and the distribution paid to each participant reflects any gains or losses on the assets realized while in the Plans. Assets held in the Plans are included in the Company’s investment portfolio, and the associated obligation to participants is included in deferred compensation liability. Assets held in the Plans are recorded at fair value. Deferred compensation liability was $10.2 million and $5.7 million at December 31, 2015 and 2014, respectively.

Note 7 Operating Leases

The Company currently leases office space of approximately 42,400 square feet at two locations. The following table summarizes the total lease and operating expenses for the years ended December 31, 2015, 2014 and 2013:

For the year ended December 31,
2015	2014	2013
$928,440	$905,061	$730,845

The approximate future minimum lease payments under the operating leases are as follows:

	Future Minimum Lease Payments by Year
Total	2016	2017	2018	2019	2020	Thereafter
$ 5,585,502	$696,198	$696,198	$632,120	$595,807	$624,179	$2,341,000

In addition to the above lease payments, the Company is also responsible for normal operating expenses of the properties. Such operating expenses were approximately $0.4 million, $0.3 million and $0.2 million in 2015, 2014 and 2013, respectively.

Note 8 Income Taxes

The Company files a consolidated federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current federal tax liabilities or assets.

	As of December 31,
	2015	2014	2013
Current city income tax provision	$1,245,285	$935,612	$952,957
Current state income tax provision	335,897	429,147	268,920
Current federal income tax provision	22,874,571	15,015,813	17,866,911
Deferred federal income tax expense (benefit)	(3,547,088)	2,404,433	(5,611,451)

Provision for income taxes	$20,908,665	$18,785,005	$13,477,337

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2015	2014	2013
Income tax computed at statutory rate	$20,294,107	$17,628,078	$12,471,258
City and state income taxes, net of federal benefit	1,027,768	887,093	794,220
Other	(413,210)	269,834	211,859

Income tax expense	$20,908,665	$18,785,005	$13,477,337

Net deferred tax assets consist of the following at December 31, 2015 and 2014:

	2015	2014
Stock-based compensation	$6,077,629	$5,433,419
Accrued compensation	4,724,670	2,964,688
Unrealized gains	(722,466)	(2,436,006)
Property and equipment	(815,825)	(369,248)
Other assets and liabilities	(57,929)	66,139

Net deferred tax assets	$9,206,079	$5,658,992

The net temporary differences incurred to date will reverse in future periods as the Company generates taxable earnings. The Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets recorded. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2015, no valuation allowance was deemed necessary.

The Company’s income taxes payable has been reduced by the tax benefits from equity incentive plan awards. These tax benefits are considered windfall tax benefits under ASC 718 and are recognized as an increase to common stock. For Restricted Stock, the Company receives an excess income tax benefit calculated as the tax effect of the difference between the fair market value of the stock at the time of grant and vesting. The Company also records a tax benefit on dividends paid on Restricted Stock during the vesting period. The Company had net tax benefits from equity awards of $2.9 million, $1.0 million, and $0.8 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

FASB ASC 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company did not record an accrual for tax related uncertainties or unrecognized tax positions as of December 31, 2015. The Company does not expect a change to the reserve for uncertain tax positions within the next twelve months that would have a material impact on the consolidated financial statements.

The Company files income tax returns in the federal and all applicable state and local jurisdictions. The Company is subject to federal, state and local examinations by tax authorities for tax years ended December 31, 2012 through 2015.

Note 9 Earnings Per Share

The Company’s common shares outstanding consist of all shares issued and outstanding, including unvested restricted shares. Basic and diluted EPS are calculated under the two-class method. Pursuant to the two-class method, the Company’s unvested restricted stock grants with nonforfeitable rights to dividends are considered participating securities. Dividends are paid on all Common Shares outstanding at the same rate. Accordingly, the Company has evaluated the impact of earnings per share of all participating securities under the two-class method, noting no impact on earnings per share. Restricted stock grants with forfeitable rights to dividends and restricted stock units are considered dilutive. The following table sets forth the computation for basic and diluted EPS and reconciliation between basic and diluted shares outstanding:

	Year Ended December 31,
	2015	2014	2013
Net income	$37,074,497	$31,580,931	$22,154,828
Weighted average number of outstanding shares - Basic	3,277,920	3,196,127	3,142,083
Dilutive impact of restricted stock grants with forfeitable rights to dividends	74,957	67,453	52,180
Dilutive impact of restricted stock units	6,909	2,588	—
Weighted average number of outstanding shares - Diluted	3,359,786	3,266,168	3,194,263
Earnings per share
Basic	$11.31	$9.88	$7.05
Diluted	$11.03	$9.67	$6.94

Note 10 Regulatory Requirements

BHIL, a wholly owned subsidiary of the Company and principal underwriter for mutual funds, is subject to the SEC’s Uniform Net Capital which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. BHIL’s net capital exceeded its minimum net capital requirement at December 31, 2015 and 2014. The net capital balances, minimum net capital requirements, and ratio of aggregate indebtedness to net capital for BHIL are summarized below as of December 31, 2015 and 2014:

	As of December 31,
	2015	2014
Net Capital	$507,518	$370,604
Minimum Net Capital Requirement	84,514	84,055
Ratio of Aggregate Indebtedness to Net Capital	2.50 to 1	3.40 to 1

Note 11 Commitments and Contingencies

The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

ITEM 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

None.

ITEM 9A.	Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act of 1934) as of the end of the period covered by this report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of Diamond Hill Investment Group, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The Company’s independent registered public accounting firm, KPMG LLP, has audited the Company’s 2015 and 2014 consolidated financial statements included in this Annual Report on Form 10-K and the Company’s internal control over financial reporting as of December 31, 2015, and has issued its Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements, which is included in this Annual Report on Form 10-K.

ITEM 9B.	Other Information

None.

PART III

ITEM 10.	Directors, Executive Officers and Corporate Governance

Information required by this Item 10 is incorporated herein by reference from the Company’s definitive proxy statement for its 2016 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A of the Exchange Act (the “2016 Proxy Statement”), under the captions: “Section 16(a) Beneficial Ownership Reporting Compliance”, “Proposal 1 – Election of Directors”, “Proposal 1 – Election of Directors – The Board of Directors and Committees”, “Proposal 1 – Election of Directors

– Corporate Governance”, and “Proposal 1 – Election of Directors – Executive Officers and Compensation Information”.

ITEM 11.	Executive Compensation

Information required by this Item 11 is incorporated herein by reference from the Company’s 2016 Proxy Statement under the captions: “Proposal 1 – Election of Directors—The Board of Directors and Committees”, “Proposal 1 – Election of Directors – Corporate Governance”, “Proposal 1 – Election of Directors – Corporate Governance – Compensation Committee Interlocks and Insider Participation”, “Proposal 1 – Election of Directors – Executive Officers and Compensation Information”, and “Proposal 1 – Election of Directors – Compensation Committee Report”.

ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information concerning our equity compensation plans at December 31, 2015:

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	—	$—	456,808	[1]

[1]	This amount relates to common shares that may be issued under our 2014 Equity and Cash Incentive Plan.

The other information required by this Item 12 is incorporated herein by reference from the Company’s 2016 Proxy Statement under the captions: “Security Ownership of Certain Beneficial Owners and Management” and “Proposal 1 – Election of Directors – Executive Officers and Compensation Information”.

ITEM 13.	Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13 is incorporated herein by reference from the Company’s 2016 Proxy Statement under the caption: “Proposal 1 – Election of Directors – Director Independence” and “Proposal 1 – Election of Directors – Corporate Governance”.

ITEM 14.	Principal Accounting Fees and Services

Information required by this Item 14 is incorporated herein by reference from the Company’s 2016 Proxy Statement under the caption: “Proposal 2 – Ratification of the Appointment of Independent Registered Public Accounting Firm”.

PART IV

ITEM 15.	Exhibits, Financial Statement Schedules

(a) (1)	Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”.

(2)	Financial Statement Schedules: All financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because they are not required or the required information is included in the accompanying financial statements or notes thereto.

(3)	Exhibits:

3.1	Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Exhibit 3(i) to the Current Report on Form 8-K filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Regulations of the Company. (Incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 filed with the SEC on June 27, 2014; File No. 333-197064.)

10.1	Amended and Restated Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds dated November 17, 2011, as amended November 21, 2013. (Incorporated by reference from Exhibit 28(d)(iii) to Post-Effective Amendment Nos. 45 and 46 to Registration Statement on Form N-1A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on February 27, 2015)

10.2	Amended and Restated Administrative and Transfer Agency Services Agreement dated as of May 31, 2002, as amended January 1, 2016, between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Exhibit 28(h)(vii) to Post-Effective Amendment Nos. 49 and 50 to Registration Statement on Form N-1A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on December 7, 2015)

10.3*	2014 Equity and Cash Incentive Plan. (Incorporated by reference from Exhibit 10.1 to the Registration Statement on Form S-8 filed with the SEC on June 27, 2014; File No 333-197064.)

10.4*	2011 Equity and Cash Incentive Plan and Form of Restricted Stock Award Agreement referenced therein. (Incorporated by reference from Exhibit 10.2 and 10.3 to the Current Report on Form 8-K filed with the SEC on April 29, 2011; File No. 000-24498.)

10.5*	Employment Agreement between Diamond Hill Capital Management, Inc. and Roderick H. Dillon, Jr. dated January 1, 2016. (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 4, 2016; File No. 000-24498.)

10.6*	Amended and Restated 2005 Employee and Director Equity Incentive Plan. (Incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.7*	2005 Employee and Director Equity Incentive Plan First Amendment dated November 2, 2010 and Form of Restricted Stock Agreement reference therein. (Incorporated by reference from Exhibit 10.4 to the Annual Report on Form 10-K filed with the SEC on February 25, 2011; File No. 000-24498.)

10.8*	Diamond Hill Investment Group, Inc. Compensation Recoupment and Restitution Policy. (Incorporated by reference from Exhibit 99 to the Current Report on Form 8-K filed with the SEC on February 20, 2013; File No. 000-24498.)

10.9*	Diamond Hill Investment Group, Inc. Compensation Recoupment and Restitution Policy Acknowledgment and Agreement. (Incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on February 20, 2013; File No. 000-24498.)

10.10*	Diamond Hill Fixed Term Deferred Compensation Plan. (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on April 30, 2013; File No. 000-24498.)

10.11*	Diamond Hill Variable Term Deferred Compensation Plan. (Incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on April 30, 2013; File No. 000-24498.)

10.12*	First Amendment to the Diamond Hill Fixed Term Deferred Compensation Plan. (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on May 28, 2013; File No. 000-24498.)

10.13*	First Amendment to the Diamond Hill Variable Term Deferred Compensation Plan. (Incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on May 28, 2013; File No. 000-24498.)

10.14	Loan Agreement by and between Diamond Hill Capital Management, Inc., Diamond Hill Investment Group, Inc. and The Huntington National Bank dated November 8, 2013. (Incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 14, 2013; File No. 000-24498.)

10.15	Line of Credit Demand Note with Diamond Hill Capital Management, Inc., Diamond Hill Investment Group, Inc. and The Huntington National Bank dated November 8, 2013. (Incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 14, 2013; File No. 000-24498.)

14.1	Amended Code of Business Conduct and Ethics. (Incorporated by reference from Exhibit 14.1 to the Annual Report on Form 10-K filed with the SEC on March 7, 2014; File No. 000-24498.)

21.1	Subsidiaries of the Company. (Filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP. (Filed herewith)

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

32.1	Section 1350 Certifications. (Furnished herewith)

101.ins	XBRL Instance Document.

101.sch	XBRL Taxonomy Extension Schema Document.

101.cal	XBRL Taxonomy Extension Calculation Linkbase Document.

101.def	XBRL Taxonomy Extension Definition Linkbase Document.

101.lab	XBRL Taxonomy Extension Label Linkbase Document.

101.pre	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Denotes management contract or compensatory plan or arrangement.
(b)	Exhibits: Reference is made to Item 15(a)(3) above.
(c)	Financial Statement Schedules: None required.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

DIAMOND HILL INVESTMENT GROUP, INC.

By:	/s/ Christopher M. Bingaman
	Christopher M. Bingaman, Chief Executive Officer	February 25, 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher M. Bingaman	Chief Executive Officer and	February 25, 2016
Christopher M. Bingaman	President

/s/ Thomas E. Line	Chief Financial Officer and	February 25, 2016
Thomas E. Line	Treasurer

/s/ Jeffrey J. Cook	Controller	February 25, 2016
Jeffrey J. Cook

/s/ R. H. Dillon	Director	February 25, 2016
R. H. Dillon

James F. Laird*	Secretary and a Director	February 25, 2016
James F. Laird

Randolph J. Fortener*	Director	February 25, 2016
Randolph J. Fortener

Paul A. Reeder, III*	Director	February 25, 2016
Paul A. Reeder, III

Bradley C. Shoup*	Director	February 25, 2016
Bradley C. Shoup

Frances A. Skinner*	Director	February 25, 2016
Frances A. Skinner

* By	/s/ Thomas E. Line
Thomas E. Line
Executed by Thomas E. Line
on behalf of those indicated pursuant to Powers of Attorney

INVESTOR

INFORMATION

CORPORATE HEADQUARTERS	INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Diamond Hill Investment Group, Inc.	KPMG LLP
325 John H. McConnell Blvd., Suite 200	Columbus, OH
Columbus, OH 43215
614.255.3333	FORM 10-K AND OTHER FINANCIAL REPORTS
info@diamond-hill.com www.diamond-hill.com

The Company’s Annual Report on Form 10-K, as

filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder.

Additional copies are available without charge by contacting the Company at:

325 John H. McConnell Blvd., Suite 200

Columbus, OH 43215

614.255.3333

info@diamond-hill.com

STOCK LISTING
Diamond Hill Investment Group, Inc. is listed
on the NASDAQ Global Select Market
Ticker Symbol: DHIL
SHAREHOLDER INFORMATION

The Transfer Agent for Diamond Hill is
Continental Stock Transfer & Trust Company.
Shareholders who wish to transfer their stock or
change the name in which the shares are
registered should contact:
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000
LEGAL COUNSEL
Vorys, Sater, Seymour and Pease LLP
Columbus, OH

www.diamond-hill.com

Diamond Hill Investment Group, Inc.

325 John H. McConnell Blvd., Suite 200

Columbus, OH 43215

614.255.3333